Listening to our customers



Third
Quarter
Report
2002

NATIONAL
BANK
OF CANADA

Highlights

(unaudited)	Quarter ended July 31 2002	2001	% change	Nine months ended July 31 2002	2001	% change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	$ 667	$ 812	(18)	$ 2,299	$ 2,372	(3)
Income before goodwill charges	26	148	(82)	294	435	(32)
Net income	26	143	(82)	294	421	(30)
Return on common shareholders' equity before goodwill charges	2.3 %	15.9 %		10.1 %	16.2 %	
Per common share						
Income before goodwill charges	$ 0.12	$ 0.73	(84)	$ 1.47	$ 2.15	(32)
Net income	0.12	0.70	(83)	1.47	2.07	(29)
Dividends paid	0.24	0.21	14	0.69	0.61	13
Book value				19.29	18.57	4
Stock trading range						
High	33.73	30.60		34.93	31.00	
Low	29.01	25.20		24.70	23.00	
Close	31.60	29.97		31.60	29.97	

Financial position (millions of dollars)	July 31 2002	October 31 2001	
Total assets	$ 72,097	$ 75,763	(5)
Loans and acceptances	43,481	48,062	(9)
Deposits	51,290	51,436	–
Subordinated debentures and shareholders' equity	5,434	5,763	(6)
Capital ratios - BIS			
Tier 1	10.2 %	9.6 %	
Total	14.2 %	13.1 %	
Impaired loans, net (Note 5)	(124)	91	
Impaired loans, net as a % of net loans and acceptances	(0.3)%	0.2 %	
Assets under administration/management	135,644	115,086	
Total personal savings	63,927	60,783	
Interest coverage	7.20	8.74	
Asset coverage	3.42	3.55	
Other information			
Number of employees	17,235	17,070	1
Number of branches in Canada	544	546	–
Number of banking machines	822	834	(1)

Message to Shareholders

National Bank of Canada declared income before goodwill charges of $26 million or 12 cents per share for the third quarter ended July 31, 2002, compared to $148 million or 73 cents per share for the corresponding quarter of 2001. During the quarter, the National Bank recorded an impairment charge of $112 million after taxes further to the revaluation of the Bank's investment in Cognicase Inc. The Bank acquired an interest in Cognicase Inc. when it sold SIBN Inc., its information technology subsidiary, in May 2000. Excluding this charge, income before goodwill charges would have been $138 million or 73 cents per share.

	$ millions	Per share
Net income	26	$0.12
Impairment charge	112	$0.61
	138	$0.73

The value assigned to the investment in Cognicase reflects a conservative assessment in view of current conditions in the technology sector. This adjustment to the book value of the investment in no way affects the Bank's business relationship with Cognicase, which remains the preferred supplier of information technology services to the Bank and its subsidiaries.

The quality of the loan portfolio continued to improve. In fact, as at July 31, 2002, net impaired loans were down $32 million and allowances for credit losses exceeded gross impaired loans by $124 million compared to $92 million at the end of the previous quarter.

Tier 1 capital remained high at 10.2% of regulatory capital as at July 31, 2002 versus 10.7% as at April 30, 2002 and 9.6% as at October 31, 2001.

Business development

During the third quarter, the Bank undertook various initiatives designed to achieve its strategic objectives and carry out its business plan.

Specifically, on August 12, 2002, the Bank concluded its acquisition of mutual fund manager and distributor Altamira, a move which will enable it to strengthen its position in the strategic wealth management niche, one of the Bank's main growth targets.

The Bank also continued to deploy its new Wealth Management business line in the third quarter. This specialized team fosters customer loyalty by offering personalized service adapted to the specific needs of wealthy and upscale clients, thereby further consolidating the Bank's position in the key niche of portfolio management.

In keeping with its strategy of providing superior customer service, the Bank further enhanced its product offering by becoming the first financial institution in Quebec to offer person-to-person payment through its Internet Banking Solutions service.

The Bank reaffirmed its commitment to the promising sector of electronic commerce when it changed the name of its ClicCommerce subsidiary to National Bank eCommerce. Through new partnerships, National Bank eCommerce has redefined and expanded its offering of e-commerce solutions that are customized to companies' needs.

With a view to further diversifying its distribution network, the Bank also signed a new service agreement with the Québec CMA Order which will enable the Order's 7,500 members to benefit from a financial package designed specially for the needs of professional associations.



Réal Raymond
President and
Chief Executive Officer

Montreal, August 29, 2002

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine months ended July 31, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained for the first nine months of 2002 include the impact of the provision for credit losses in the telecommunications sector taken in the second quarter.

	Objectives	2002 Q3 Results*	2002 9-Mos. Results*
Growth in earnings per share	4% - 6%	–%	-3%
Return on common shareholders' equity	15% - 17%	14.6%	14.2%
Efficiency ratio	61% in 2003	63.3%	61.6%
Tier 1 capital ratio	7.75% - 8.75%	10.2%	10.2%

*excluding the impairment charge for an investment

Operating Results

In the third quarter of 2002, the Bank recorded an impairment charge of $137 million before taxes ($112 million after taxes) for an investment. This charge reduced earnings per share by 61 cents and return on common shareholders' equity by 12.3 percentage points for the quarter and by 4.1 percentage points for the nine months ended July 31, 2002.

Excluding the impairment charge, the National Bank posted income before goodwill charges of $138 million or 73 cents per share for the third quarter ended July 31, 2002 compared to $148 million or 73 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 14.6% versus 15.9% for the third quarter of 2001.

Income for the first nine months of fiscal 2002, before goodwill charges and excluding the impairment charge, was $406 million or $2.08 per share as against $435 million or $2.15 per share for the same period in 2001. Return on common shareholders' equity before goodwill charges was 14.2% for the period compared to 16.2% for the same period in 2001.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $67 million for the third quarter of 2002, up 4.7% from the $64 million recorded for the corresponding period of 2001. Earnings for personal banking operations rose from $51 million in the third quarter of 2001 to $58 million this quarter, for an increase of 14%, whereas earnings for wealth management operations fell 31% to $9 million this quarter, down from $13 million a year earlier as a result of the decline in investor activity on the markets. Net interest income rose 2% to total $252 million. More favourable spreads on certain types of loans were partly offset by the narrower spread on transaction accounts. Other income for the quarter was $228 million compared to $234 million for the third quarter of 2001. The decline in income attributable to a slowdown in retail brokerage activity was only partially offset by an increase in insurance income. At $351 million, operating expenses for the quarter were down close to 1% from the $353 million recorded in the corresponding quarter of 2001. Expected loan losses for the quarter were $23 million compared to $22 million for the quarter ended July 31, 2001.

For the first nine months of fiscal 2002, earnings for Personal Banking and Wealth Management were $191 million as against $193 million for the same period in 2001.

Commercial Banking posted total earnings of $29 million in the third quarter, for a 12% increase over the $26 million recorded in the corresponding quarter of 2001. Third-quarter net interest income was $69 million compared to $72 million for the same period a year earlier. A 3% decline in loan volumes as well as narrower interest spreads accounted for the $3 million decrease in net interest income. Other income rose by $3 million to reach $39 million, chiefly because of fees on bankers' acceptances. Operating expenses, at $39 million for the quarter, fell almost 5% from the same period in 2001. Expected loan losses were $22 million for the quarter compared to $26 million for the corresponding quarter of 2001.

For the nine months ended July 31, 2002, earnings for Commercial Banking totalled $88 million as against $91 million for the same period in fiscal 2001.

Financial Markets, Treasury and Investment Banking recorded third-quarter earnings of $59 million, or an 11% increase over the corresponding quarter of 2001. Total revenues rose $22 million or 12% to reach $210 million. The increase in revenues was primarily attributable to institutional operations at National Bank Financial. Operating expenses were $107 million this quarter compared to $94 million for the third quarter of 2001, for a 14% increase chiefly related to variable compensation. Expected loan losses were $9 million versus $8 million for the quarter ended July 31, 2001.

Earnings for Financial Markets, Treasury and Investment Banking for the first nine months of the fiscal year amounted to $202 million, up 35% from the $150 million recorded for the same period in 2001.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Revenues

Net interest income, on a taxable equivalent basis, was $358 million compared to $359 million for the corresponding quarter of 2001. Higher net interest income on credit card advances as well as an increase resulting from asset and liability matching activities were offset by a reduction attributable to transaction accounts and lower commercial and corporate loan volumes.

Excluding the impairment charge for an investment, other income, on a taxable equivalent basis, was $446 million versus $453 million for the third quarter of 2001. Trading revenues and gains on securities were down $18 million. However, this decrease was partially offset by higher capital market fees, securitization revenues and foreign exchange gains.

Operating Expenses

Operating expenses for the third quarter of 2002 were $508 million as against $503 million for the corresponding quarter of 2001, representing a 1% increase. Higher compensation expenses were in large part offset by lower expenses for computers and equipment.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter was $62 million versus $130 million for the second quarter and $18 million for the quarter ended July 31, 2001. In the third quarter of 2001, loan losses were chiefly attributable to U.S. commercial lending activities which are now presented under discontinued operations.

As at July 31, 2002, allowances for credit losses exceeded impaired loans by $124 million compared to $92 million as at April 30, 2002, for an improvement of $32 million. At the end of fiscal 2001, net impaired loans stood at $91 million.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 15.7% as at July 31, 2002 versus 15.9% as at April 30, 2002 and 22.4% as at October 31, 2001.

Assets

The Bank had total assets of $72.1 billion as at July 31, 2002 compared to $75.8 billion at the end of fiscal 2001. Loans and bankers' acceptances were down $2.9 billion primarily because of the sale of asset-based lending operations in the United States.

Savings

Total personal savings administered by the Bank amounted to $63.9 billion as at July 31, 2002 compared to $60.8 billion as at October 31, 2001. Savings administered by National Bank Financial accounted for three-quarters of the $3.1 billion increase. Bank deposits, which represent one-third of savings, have risen 2.7% since the beginning of the fiscal year.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.2% and 14.2% respectively as at July 31, 2002 compared to 10.7% and 14.5% as at April 30, 2002 and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the ratios declined primarily because of the repurchase of 2.9 million common shares under the normal course issuer bid.

The improvement in the ratios since October 31, 2001 was due to the reduction in risk-weighted assets, particularly following the sale of U.S. commercial lending operations.

Dividends

At its meeting on August 29, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on November 1, 2002 to shareholders of record on September 26, 2002.

Consolidated Statement of Income

(unaudited)
(millions of dollars except per share amounts)

	Quarter ended			Nine months ended	
	July 31 2002	April 30 2002	July 31 2001	July 31 2002	July 31 2001
Interest income and dividends					
Loans	475	460	612	1,431	1,919
Securities	115	128	149	381	490
Deposits with financial institutions	40	43	70	137	226
	630	631	831	1,949	2,635
Interest expense					
Deposits	240	238	433	746	1,468
Subordinated debentures	28	27	28	83	81
Other	16	10	24	37	74
	284	275	485	866	1,623
Net interest income	346	356	346	1,083	1,012
Other income					
Capital market fees	127	150	123	405	381
Deposit and payment service charges	43	42	41	127	119
Trading activities and gains (losses) on investment account securities, net (Note 9)	(80)	48	72	(32)	198
Card service revenues	16	12	24	40	66
Lending fees	45	47	46	136	132
Acceptances, letters of credit and guarantee	17	14	17	48	48
Securitization revenues (Note 8)	46	49	41	141	104
Foreign exchange revenues	18	17	15	50	46
Trust services and mutual funds	25	23	25	71	72
Other	54	56	46	164	138
	311	458	450	1,150	1,304
Total revenues	657	814	796	2,233	2,316
Provision for credit losses					
Related to regular operations	62	130	18	252	107
Related to a revision of the estimated allowance (Note 2)		–	–	185	–
	62	130	18	437	107
Operating expenses					
Salaries and staff benefits	279	286	265	847	794
Premises	47	45	44	136	134
Computers and equipment	56	58	65	171	179
Communications	21	18	17	57	53
Other	105	84	112	289	323
	508	491	503	1,500	1,483
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	87	193	275	296	726
Income tax charge	50	63	95	94	242
	37	130	180	202	484
Non-controlling interest	8	8	6	23	20
Income before discontinued operations and goodwill charges	29	122	174	179	464
Discontinued operations (Note 3)	(3)	–	(26)	115	(29)
Income before goodwill charges	26	122	148	294	435
Goodwill charges (Note 4)		–	5		14
Net income	26	122	143	294	421
Dividends on preferred shares	4	5	9	16	27
Net income applicable to common shares	22	117	134	278	394
Number of common shares outstanding (thousands)					
Average - basic	184,134	188,794	190,062	187,782	189,799
Average - diluted	185,439	190,260	191,083	189,003	190,744
End of period				183,256	190,230
Income before discontinued operations and goodwill charges per common share					
Basic	0.13	0.62	0.86	0.86	2.30
Diluted	0.13	0.62	0.86	0.86	2.29
Income before goodwill charges per common share					
Basic	0.12	0.62	0.73	1.47	2.15
Diluted	0.11	0.62	0.73	1.46	2.14
Net income per common share					
Basic	0.12	0.62	0.70	1.47	2.07
Diluted	0.11	0.62	0.70	1.46	2.07
Dividends per common share	0.24	0.24	0.21	0.69	0.61

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2002	April 30 2002	October 31 2001	July 31 2001
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	349	249	419	328
Deposits with financial institutions	6,542	8,083	5,413	4,963
	6,891	8,332	5,832	5,291
Securities				
Investment account	6,274	6,312	6,689	6,224
Trading account	11,923	11,677	10,992	10,618
	18,197	17,989	17,681	16,842
Loans				
Residential mortgage	12,497	12,217	11,875	11,913
Personal and credit card	5,725	5,998	5,866	6,148
Business and government	20,579	19,130	23,566	22,960
Securities purchased under reverse repurchase agreements	2,671	5,162	4,041	3,794
Allowance for credit losses	(764)	(762)	(879)	(832)
	40,708	41,745	44,469	43,983
Other				
Customers' liability under acceptances	2,773	3,027	3,593	3,525
Assets held for disposal (Note 3)	415	567	–	–
Premises and equipment	245	238	250	241
Goodwill	352	283	304	309
Other assets	2,516	2,489	3,634	2,936
	6,301	6,604	7,781	7,011
	72,097	74,670	75,763	73,127
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	22,456	22,572	21,857	21,635
Business and government	22,607	21,635	23,362	22,482
Deposit-taking institutions	6,227	6,879	6,217	6,250
	51,290	51,086	51,436	50,367
Other				
Acceptances	2,773	3,027	3,593	3,525
Obligations related to securities sold short	5,042	6,182	5,379	5,140
Obligations related to securities sold under repurchase agreements	3,582	4,690	4,407	3,927
Other liabilities	3,483	3,652	4,698	4,046
	14,880	17,551	18,077	16,638
Subordinated debentures	1,600	1,630	1,647	1,627
Non-controlling interest	493	488	487	471
Shareholders' equity				
Preferred shares	300	300	492	492
Common shares	1,637	1,628	1,668	1,666
Retained earnings	1,897	1,987	1,956	1,866
	3,834	3,915	4,116	4,024
	72,097	74,670	75,763	73,127

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Nine months ended July 31	
	2002	2001
Capital stock at beginning of period	2,160	2,145
Issuance of common shares	43	13
Repurchase of common shares for cancellation (Note 6)	(74)	–
Redemption of preferred shares, Series 10 and 11 for cancellation (Note 6)	(192)	–
Capital stock at end of period	1,937	2,158
Retained earnings at beginning of period	1,956	1,615
Net income	294	421
Dividends		
Preferred shares	(16)	(27)
Common shares	(129)	(115)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13	(1)	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	(204)	–
Share issuance expenses, net of income taxes	–	(1)
Unrealized foreign exchange gains (losses), net of income taxes	(3)	2
Loss on redemption of subordinated debenture, net of income taxes	–	(28)
Retained earnings at end of period	1,897	1,866

Income per Common Share Before Goodwill Charges
(dollars)


0.8
0.6
0.4
0.2
0.0
3rd Q 2001
4th Q
1st Q 2002
2nd Q
3rd Q

	3rd Q 2001	4th Q	1st Q 2002	2nd Q	3rd Q
■ Income per common share before goodwill charges	0.73	0.73	0.73	0.62	**0.12**
■ Dividend per share	0.21	0.21	0.21	0.24	**0.24**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)


16
12
8
4
0
3rd Q 2001
4th Q
1st Q 2002
2nd Q
3rd Q

	3rd Q 2001	4th Q	1st Q 2002	2nd Q	3rd Q
■	15.9	15.4	15.0	13.1	**2.3**

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended July 31		Nine months ended July 31	
	2002	2001	2002	2001
Cash flows from operating activities				
Net income	26	143	294	421
Adjustments for:				
Provision for credit losses excluding discontinued operations	62	18	437	107
Provision for credit losses attributed to discontinued operations	(1)	53	(51)	82
Amortization of premises and equipment	15	13	40	38
Goodwill charges excluding discontinued operations	–	5	–	14
Goodwill charges attributed to discontinued operations	–	–	–	1
Future income taxes	(2)	(5)	(5)	(54)
Adjustment upon foreign currency translation of subordinated debentures	5	(2)	(2)	3
Impairment charge	137	–	137	–
Gain on sale of investment account securities, net	(20)	(20)	(48)	(52)
Change in interest payable	(43)	(52)	(143)	(115)
Change in interest receivable	(49)	54	(3)	77
Income taxes payable	4	17	96	(11)
Change in unrealized losses (gains) and amounts payable on derivative contracts	57	(184)	(9)	54
Change in trading account securities	(246)	1,180	(931)	(169)
Change in other items	(225)	208	(75)	(1,345)
	(280)	1,428	(263)	(949)
Cash flows from financing activities				
Change in deposits	204	(2,025)	(146)	(106)
Issuance of subordinated debentures	–	–	–	300
Redemption and maturity of subordinated debentures	(35)	–	(45)	(82)
Issuance of common shares	35	7	43	13
Common shares repurchased for cancellation	(94)	–	(278)	–
Preferred shares redeemed for cancellation	–	–	(192)	–
Dividends paid	(49)	(48)	(145)	(138)
Change in obligations related to securities sold short	(1,140)	(496)	(337)	237
Change in obligations related to securities sold under repurchase agreements	(1,108)	(896)	(825)	(2,390)
Change in other items	(1)	(2)	(4)	–
	(2,188)	(3,460)	(1,929)	(2,166)
Cash flows from investing activities				
Change in loans	(1,696)	(191)	(678)	344
Change in securitization of assets	333	(86)	(272)	620
Proceeds from the sale of asset-based loans	–	–	2,540	–
Purchases of investment account securities	(6,190)	(4,548)	(15,197)	(13,397)
Sales of investment account securities	6,111	4,760	15,523	13,611
Change in securities purchased under reverse repurchase agreements	2,491	425	1,370	1,603
Change in premises and equipment	(22)	(10)	(35)	(30)
	1,027	350	3,251	2,751
Increase (decrease) in cash and cash equivalents	(1,441)	(1,682)	1,059	(364)
Cash and cash equivalents at beginning of period	8,332	6,973	5,832	5,655
Cash and cash equivalents at end of period	6,891	5,291	6,891	5,291
Cash and cash equivalents				
Cash and deposits with Bank of Canada	349	328	349	328
Deposits with financial institutions	6,542	4,963	6,542	4,963
Total	6,891	5,291	6,891	5,291
Interest and dividends paid	379	627	1,177	2,041
Income taxes paid	46	67	86	290

Segment Disclosure

Quarter ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net interest income(1)	**252**	247	**69**	72	**68**	70	**(31)**	(30)	**358**	359
Other income(1)	**228**	234	**39**	36	**142**	118	**(100)**	65	**309**	453
Total revenues	**480**	481	**108**	108	**210**	188	**(131)**	35	**667**	812
Operating expenses	**351**	353	**39**	41	**107**	94	**11**	15	**508**	503
Contribution	**129**	128	**69**	67	**103**	94	**(142)**	20	**159**	309
Provision for credit losses(3)	**23**	22	**22**	26	**9**	8	**8**	(38)	**62**	18
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**106**	106	**47**	41	**94**	86	**(150)**	58	**97**	291
Income taxes(1)	**39**	42	**18**	15	**34**	33	**(31)**	21	**60**	111
Non-controlling interest	**–**	–	**–**	–	**1**	–	**7**	6	**8**	6
Income before discontinued operations and goodwill charges	**67**	64	**29**	26	**59**	53	**(126)**	31	**29**	174
Discontinued operations	**–**	–	**–**	–	**–**	–	**(3)**	(26)	**(3)**	(26)
Income before goodwill charges	**67**	64	**29**	26	**59**	53	**(129)**	5	**26**	148
Average assets	**27,938**	27,660	**10,884**	11,205	**35,656**	36,403	**(6,686)**	(6,731)	**67,792**	68,537

Nine months ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net interest income(2)	**743**	726	**210**	213	**237**	177	**(85)**	(67)	**1,105**	1,049
Other income(2)	**697**	711	**109**	108	**417**	364	**(29)**	140	**1,194**	1,323
Total revenues	**1,440**	1,437	**319**	321	**654**	541	**(114)**	73	**2,299**	2,372
Operating expenses	**1,069**	1,055	**116**	112	**307**	270	**8**	46	**1,500**	1,483
Contribution	**371**	382	**203**	209	**347**	271	**(122)**	27	**799**	889
Provision for credit losses(3)	**72**	71	**63**	62	**24**	22	**278**	(48)	**437**	107
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**299**	311	**140**	147	**323**	249	**(400)**	75	**362**	782
Income taxes(2)	**108**	118	**52**	56	**118**	97	**(118)**	27	**160**	298
Non-controlling interest	**–**	–	**–**	–	**3**	2	**20**	18	**23**	20
Income before discontinued operations and goodwill charges	**191**	193	**88**	91	**202**	150	**(302)**	30	**179**	464
Discontinued operations	**–**	–	**–**	–	**–**	–	**115**	(29)	**115**	(29)
Income before goodwill charges	**191**	193	**88**	91	**202**	150	**(187)**	1	**294**	435
Average assets	**27,858**	27,356	**11,259**	11,552	**37,791**	36,647	**(6,960)**	(6,059)	**69,948**	69,496

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This segment comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $12 million ($13 million in 2001) and other income by $(2) million ($3 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Net interest income was grossed up by $22 million ($37 million in 2001) and other income by $44 million ($19 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
July 31, 2002							
Residential mortgage loans	12,497	24	4	20	–	–	20
Personal and credit card loans	5,725	35	14	21	–	–	21
Business and government loans	20,579	581	319	262	–	22	240
Securities purchased under reverse repurchase agreements	2,671	–	–	–	–	–	–
	41,472	640	337	303	–	22	281
General allowance	–	–	–	–	405	–	(405)
	41,472	640	337	303	405	22	(124)
October 31, 2001							
Residential mortgage loans	11,875	46	6	40	–	–	40
Personal and credit card loans	5,866	129	21	108	–	–	108
Business and government loans	23,566	795	314	481	–	38	443
Securities purchased under reverse repurchase agreements	4,041	–	–	–	–	–	–
	45,348	970	341	629	–	38	591
General allowance	–	–	–	–	500	–	(500)
	45,348	970	341	629	500	38	91

Allowance for Credit Losses

For the nine months ended

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	**July 31 2002**	July 31 2001
Allowance at beginning	341	306	194	38	**879**	936
Transfer of provision to assets held for disposal	(31)	–	–	–	**(31)**	–
Amounts related to discontinued operations	–	(65)	–	–	**(65)**	–
Provision for credit losses						
Related to regular operations	282	49	(79)	–	**252**	107
Related to a revision of the estimated allowance	185	–	–	–	**185**	–
Write-offs	(459)	–	–	(16)	**(475)**	(238)
Recoveries	19	–	–	–	**19**	27
Allowance at end	337	290	115	22	**764**	832

Notes to the Consolidated Financial Statements

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2002.

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at July 31, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 4.

2. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the first quarter of 2002, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

3. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the results of these operations during the first nine months of fiscal year 2002, the total contribution from discontinued operations was $115 million, less income taxes of $84 million. The remainder of the loans included in the agreement, representing $415 million as at July 31, 2002, is shown on the balance sheet under the heading "Assets held for disposal". They constitute the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

4. Goodwill

On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) entitled "Goodwill and Other Intangible Assets". As of that date, the Bank ceased to amortize goodwill and began the transitional impairment test to detect a possible depreciation in goodwill and assess the loss in value, if applicable. The transitional impairment test was completed in the second quarter of 2002 and the Bank concluded that goodwill as at November 1, 2001 had not been impaired. Aside from eliminating goodwill amortization charges, which amounted to $15 million for the nine months ended July 31, 2001, this new standard had no impact on the financial statements for the nine months ended July 31, 2002.

5. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent of Financial Institutions Canada (the "Superintendent"), the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was established at $403 million (see Note 27 of the 2001 annual financial statements). During the first quarter of 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $65 million (no impact in the first quarter of 2001), loan loss provisions would have increased by $97 million (no impact in the first quarter of 2001), income taxes would have decreased by $32 million (no impact in the first quarter of 2001), and basic and diluted net income per common share would have decreased by $0.34 (no impact in the first quarter of 2001).

There was no impact as at January 31, 2002 on the unaudited Consolidated Balance Sheet, on the unaudited Consolidated Statement of Changes in Shareholders' Equity and on the book value per common share (see Note 1 of the 2001 quarterly financial statements for the impact as at January 31, 2001).

Furthermore, had the Bank followed Canadian GAAP in the first quarter of 2002, return on common shareholders' equity before goodwill charges would have decreased by 7.08% (0.85% in the first quarter of 2001).

Since January 31, 2002, the general allowance for credit risk has complied with Canadian GAAP and the accounting treatment prescribed by the Superintendent.

6. Capital Stock
(millions of dollars)

Issued and fully paid as at August 19, 2002	
First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
184,060,583 common shares	1,637
	1,937
5,718,429 stock options outstanding	N/A

Redemption of preferred shares

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Repurchase of common shares

The Bank made a normal course issuer bid on March 5, 2002. Under the terms of the bid, the Bank will repurchase up to 9,500,000 common shares over a 12-month period ending no later than March 4, 2003. Purchases are to be made on the open market at market prices through the facilities of The Toronto Stock Exchange, with the Bank determining the number and timing of purchases. Premiums paid above the average carrying value of the common shares are to be charged to retained earnings. As at July 31, 2002, the Bank had repurchased 8,502,160 common shares at a cost of $278 million, which reduced common equity capital by $74 million and retained earnings by $204 million.

7. Acquisitions

A) Putnam Lovell

On June 19, 2002, the Bank finalized its acquisition of U.S. based investment bank Putnam Lovell Group Inc., which in future will operate under the name Putnam Lovell NBF.

Putnam Lovell is a premier investment boutique with a global practice in mergers and acquisitions, structured finance, equity research, equity sales and trading and private equity, all focused on the financial services industry.

The aggregate consideration paid at closing amounted to $27 million and consisted of 807,294 common shares of the Bank valued at $26 million plus a cash payment of $1 million. The value of the common shares issued was established on the basis of the average closing price of Bank shares in the days preceding June 18, 2002, the date on which the number of shares was determined.

The $68 million excess of the purchase price over the fair value of the net liabilities assumed was allocated entirely to goodwill.

An additional amount in the form of 476,119 common shares of the Bank valued at $15 million will be paid in 2004 contingent upon certain profitability targets being met and, if applicable, will be added to goodwill.

The results of Putnam Lovell have been recorded in the consolidated statement of income as of its acquisition date, namely, June 19, 2002.

B) Altamira Investment Services Inc.

Subsequent event – On August 12, 2002, the Bank concluded the acquisition of Altamira Investment Services Inc., a manager and distributor of mutual funds, which it had announced on June 11.

The purchase price of $289.3 million consisted of $280.7 million in cash and 270,671 common shares of the Bank valued at $8.6 million.

The tangible assets acquired amount to approximately $40.3 million while the liabilities assumed amount to approximately $224.6 million and consist primarily of Altamira debt. The excess of approximately $473.6 million of the purchase price over the estimated fair value of the net liabilities assumed will first be allocated to identifiable intangible assets, with the residual allocated to goodwill. As at the date of these consolidated financial statements, the breakdown of the purchase price had not yet been finalized.

8. Securitization

In July 2002, the Bank sold $515 million of its fixed-rate personal loans to a trust. The Bank received cash proceeds of $480 million, net of an initial reserve of $31 million and transaction costs, and retained the rights to future excess interest on the loans, net of loan losses. The Bank also assumed a servicing liability of approximately $5 million recorded in the Consolidated Balance Sheet under "Other liabilities". A pre-tax gain of approximately $2 million, net of transaction costs, was recognized in the Consolidated Statement of Income under "Securitization revenues".

9. Impairment Charge

Given the substantial decline in the market value of the common shares of Cognicase Inc., the Bank carried out a valuation of the book value of the Bank's investment in Cognicase Inc. in the third quarter. Based on the best estimate of the value of the Bank's investment in Cognicase Inc., an impairment charge of $137 million was recorded in the third quarter of 2002 in the Consolidated Statement of Income under "Other income".

Economic Commentary

The Canadian Economy's Stellar Performance

The storm that has rocked stock markets in recent months should not give rise to excessive pessimism about the state of the economy in Canada. As demonstrated by the remarkable performance of the employment and housing markets, Canada's economy is doing very nicely.

Economic growth south of the border was a mere 1.1% in the second quarter. Moreover, the latest economic indicators point to anaemic growth for this quarter. At the beginning of the quarter, the average work week of factory workers was shortened to a level normally associated with a cyclical low. The ISM manufacturing index indicates that, in July, the manufacturing sector was treading water. However, the loss of momentum is not confined only to manufacturing – the ISM non-manufacturing index is also down substantially. As for employment, the number of new jobs is growing at a snail's pace.

It cannot be denied that the U.S. economic recovery has slowed significantly, with some even worrying about a double-dip recession. Such a conclusion strikes us as premature. For one thing, we have not witnessed any surplus in inventories which would forcibly reduce the rate of production at this point. For another, the weakness has not spilled over to the residential housing market.

Concern about the state of the economy extends well beyond the United States. The leading indicator for all the OECD countries shrank 0.1% in June for the first time since last October. More importantly, this economic weakening is widespread: only seven out of 22 countries recorded an improved outlook in June. In Germany, the largest economy in the euro zone, new manufacturing orders plunged sharply in June, a month in which four million workers were unemployed. The corresponding rise in unemployment benefits will exacerbate the budget deficit, which could exceed the limit of 3% of GDP established under the Maastricht Treaty. In Latin America, the crisis in Argentina last December threatens to extend to Uruguay and Brazil.

Of course, Canada is not immune to the reversal of fortune affecting the economies of its trading partners, nor to the jolts shaking financial markets. An example of this is the sudden depreciation of the Canadian dollar in July when the turbulence that hit trading floors spread to the foreign exchange market. Despite these setbacks, we must not lose sight of the vital fact that Canada's economy has turned in a stellar performance. On some levels, Canada this time is faring noticeably better than the United States.

Canada has escaped virtually unscathed from the effects of the U.S. recession. In the first half of 2002, it proved to be a veritable job-creating machine, producing more than 300,000 new jobs since the start of the year. In comparison, the U.S. job market is only just beginning to recover the huge number of jobs lost during the last recession. For the first time in 10 years, the proportion of working Canadians is higher than the proportion of working Americans. This job creation fuels domestic demand, not only for consumer goods, but for housing as well. The housing sector is enjoying the added advantage of low mortgage rates combined with low vacancy rates. In fact, housing starts regularly exceeded an annualized rate of 200,000 new units during the first six months of 2002.

What is driving the Canadian economy's impressive performance? First, unlike the United States, Canada has benefited from its status as a net exporter of energy. Secondly, the last recession was brought on by a sharp decline in investment spending. In this respect, Canada was less affected than the United States as its information technology sector accounts for a smaller portion of the economy. Thirdly, thanks to low inflation rates, the Bank of Canada had all the latitude it needed to soften monetary conditions. And lastly, Canada's success in cleaning up its public finances translated into tax breaks for Canadians which enabled them to release pent-up spending demand.

Looking to the future, Canada has solid fundamentals, such as its current account surplus and a budget surplus. Public debt is still a sizeable burden, but provided we stay on track the problem will take care of itself. There is therefore every reason to remain optimistic and to look ahead to the next challenge which, once public finances are in order, will be productivity.

Bank News

ClicCommerce becomes National Bank eCommerce and broadens its product offering of e-commerce solutions. On May 30, ClicCommerce was renamed National Bank eCommerce. This name change clearly shows the Bank's commitment to be a full player in this field of the future. It also fits in with the Bank's strategy aimed at creating a uniform image for all the entities making up the National Bank group. What's more, with this leading-edge positioning, the Bank has redefined and broadened its offering of e-commerce solutions.

An *Octas* award for information security. The National Bank was awarded an *Octas* by the *Fédération de l'informatique du Québec* in the security and protection of information category. The theme of this year's 16th edition of the *Octas* awards was *creativity in action*. The award recognizes the unstinting efforts made by Bank employees and partners in order to offer Internet users a secure website for their transactions.

***2001 Solidaire* prize awarded to the National Bank.** In June, the Bank received the *2001 Solidaire* prize in the overall support category awarded by United Way/Centraide of Greater Montreal. This prize is given every year to the company that distinguishes itself the most through its contribution to the fundraising campaign, its commitment and enthusiasm, as well as the dedication of its employees at all levels of the organization. Employee donations reached an all-time high of $410,436, to which the Bank added a $450,000 corporate donation.

The National Bank participates in the fundraising campaign for the Foundation for Research into Children's Diseases. For the seventh consecutive year, the Bank in May participated in the fundraising campaign for the Foundation for Research into Children's Diseases by selling tickets for the Ovide Duck Race in its branches in Quebec. Some $225,000 was raised for the Foundation in this way.

The National Bank launches person-to-person payments. Since mid-June, clients of the National Bank's Internet Banking Solutions have been able to make person-to-person payments on the Internet, via the Bank's www.nbc.ca website. The National Bank is the first financial institution in Quebec to offer this service.

The National Bank places 18th for good corporate citizenship. In the first year for which the Canadian firm, Corporate Knights, ranked the best 50 corporate citizens in Canada, the Bank took 18th spot. Corporate Knights, which looked at the largest 300 companies listed on The Toronto Stock Exchange, defines a good corporate citizen as a company that generates profits for its shareholders, participates in community development, respects the environment, treats its employees well and ensures customer satisfaction.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca



NATIONAL BANK OF CANADA

Press Release

02 SEP 24 AM 9:30

For immediate release

National Bank of Canada announces its results for the third quarter of 2002:

- ***Increased earnings for its business lines***
- ***Revaluation of an investment***
- ***Improved credit quality***
- ***2.9 million common shares repurchased***
- ***Excellent capital ratios***

MONTREAL, August 29, 2002 – National Bank of Canada declared income, before goodwill charges of $26 million or 12 cents per share for the third quarter ended July 31, 2002, compared to $148 million or 73 cents per share for the corresponding quarter of 2001. During the quarter, the National Bank recorded an impairment charge of $112 million after taxes further to the revaluation of the Bank's investment in Cognicase Inc. The Bank acquired an interest in Cognicase Inc. when it sold SIBN Inc., its information technology subsidiary, in May 2000. Excluding this charge, income before goodwill charges would have been $138 million or 73 cents per share.

	3Q2002		3Q2001
	$ millions	**Per share**	**Per share**
Income before goodwill charges	26	$0.12	$0.73
Impairment charge	112	$0.61	$ –
	138	$0.73	$0.73

The value assigned to the investment in Cognicase reflects a conservative assessment in view of current conditions in the technology sector. This adjustment to the book value of the investment in no way affects the Bank's business relationship with Cognicase, which remains the preferred supplier of information technology services to the Bank and its subsidiaries.

Commenting on the quarter's results, Réal Raymond, President and Chief Executive Officer, noted the increased earnings posted by each business line despite economic conditions that were unfavourable for growth in commercial loan volumes and the decline in market trading by retail investors.

Public Relations Department
National Bank of Canada
600, rue de La Gauchetière Ouest
8e étage
Montréal (Québec) H3B 4L2

Compared to the third quarter of 2001, earnings were up by 5% at Personal Banking and Wealth Management, by 12% at Commercial Banking and by 11% at Financial Markets, Treasury and Investment Banking. Mr. Raymond also stressed the strong performance in personal banking operations and the quality of the loan portfolio.

The quality of the loan portfolio continued to improve. In fact, as at July 31, 2002, net impaired loans were down $32 million and allowances for credit losses exceeded gross impaired loans by $124 million compared to $92 million at the end of the previous quarter.

Tier 1 capital remained high at 10.2% of regulatory capital as at July 31, 2002 versus 10.7% as at April 30, 2002 and 9.6% as at October 31, 2001.

Business development

During the third quarter, the Bank undertook various initiatives designed to achieve its strategic objectives and carry out its business plan.

Specifically, on August 12, 2002, the Bank concluded its acquisition of mutual fund manager and distributor Altamira, a move which will enable it to strengthen its position in the strategic wealth management niche, one of the Bank's main growth targets. As indicated by Réal Raymond when the deal was announced, "this acquisition significantly expands the National Bank's presence in wealth management outside Quebec, doubles its mutual funds under management which now amount to over $10 billion, broadens its range of products and services, and increases its profitability."

The Bank also continued to deploy its new Wealth Management business line in the third quarter. This specialized team fosters customer loyalty by offering personalized service adapted to the specific needs of wealthy and upscale clients, thereby further consolidating the Bank's position in the key niche of portfolio management.

In keeping with its strategy of providing superior customer service, the Bank further enhanced its product offering by becoming the first financial institution in Quebec to offer person-to-person payment through its Internet Banking Solutions service.

The Bank reaffirmed its commitment to the promising sector of electronic commerce when it changed the name of its ClicCommerce subsidiary to National Bank eCommerce. Through new partnerships, National Bank eCommerce has redefined and expanded its offering of e-commerce solutions that are customized to companies' needs.

With a view to further diversifying its distribution network, the Bank also signed a new service agreement with the Québec CMA Order which will enable the Order's 7,500 members to benefit from a financial package designed specially for the needs of professional associations.

"We remain committed to creating value for our shareholders," Mr. Raymond stated, "by focussing on activities in sectors where the Bank has had proven success."

Quarterly financial statements are available at all times on the National Bank of Canada website at **www.nbc.ca/investorrelations.**

Conference call on third-quarter results

- A conference call for financial analysts will be held on **August 29, 2002 at 2:00 p.m.**
- Access by telephone: **1-800-273-9672 or (416) 695-5806**.
- Investors and media representatives will be able to listen in on the conference call.
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- Supplementary financial information and a slide presentation will be available on the investor relations page of the National Bank's website shortly before the start of the conference call.

Recording of the conference call

- A recording of the conference call can be heard until September 5, 2002 by calling 1-800-408-3053 or (416) 695-5800. The access code is 1230194
- A recording of the webcast will also be available on the Internet after the call at **www.nbc.ca/investorrelations**.

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the third quarter and the nine months ended July 31, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained for the first nine months of 2002 include the impact of the provision for credit losses in the telecommunications sector taken in the second quarter.

	Objectives	3Q2002 Results*	9M2002 Results*
Growth in earnings per share	4% - 6%	–%	-3%
Return on common shareholders' equity	15% - 17%	14.6%	14.2%
Efficiency ratio	61% in 2003	63.3%	61.6%
Tier 1 capital ratio	7.75% - 8.75%	10.2%	10.2%

*excluding the impairment charge for an investment

Operating Results

In the third quarter of 2002, the Bank recorded an impairment charge of $137 million before taxes ($112 million after taxes) for an investment. This charge reduced earnings per share by 61 cents and return on common shareholders' equity by 12.3 percentage points for the quarter and by 4.1 percentage points for the nine months ended July 31, 2002.

Excluding the impairment charge, the National Bank posted income before goodwill charges of $138 million or 73 cents per share for the third quarter ended July 31, 2002 compared to $148 million or 73 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 14.6% versus 15.9% for the third quarter of 2001.

Income for the first nine months of fiscal 2002, before goodwill charges and excluding the impairment charge, was $406 million or $2.08 per share as against $435 million or $2.15 per share for the same period in 2001. Return on common shareholders' equity before goodwill charges was 14.2% for the period compared to 16.2% for the same period in 2001.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $67 million for the third quarter of 2002, up 4.7% from the $64 million recorded for the corresponding period of 2001. Earnings for personal banking operations rose from $51 million in the third quarter of 2001 to $58 million this quarter, for an increase of 14%, whereas earnings for wealth management operations fell 31% to $9 million this quarter, down from $13 million a year earlier as a result of the decline in investor activity on the markets. Net interest income rose 2% to total $252 million. More favourable spreads on certain types of loans were partly offset by the narrower spread on transaction accounts. Other income for the quarter was $228 million

compared to $234 million for the third quarter of 2001. The decline in income attributable to a slowdown in retail brokerage activity was only partially offset by an increase in insurance income. At $351 million, operating expenses for the quarter were down close to 1% from the $353 million recorded in the corresponding quarter of 2001. Expected loan losses for the quarter were $23 million compared to $22 million for the quarter ended July 31, 2001.

For the first nine months of fiscal 2002, earnings for Personal Banking and Wealth Management were $191 million as against $193 million for the same period in 2001.

Commercial Banking posted total earnings of $29 million in the third quarter, for a 12% increase over the $26 million recorded in the corresponding quarter of 2001. Third-quarter net interest income was $69 million compared to $72 million for the same period a year earlier. A 3% decline in loan volumes as well as narrower interest spreads accounted for the $3 million decrease in net interest income. Other income rose by $3 million to reach $39 million, chiefly because of fees on bankers' acceptances. Operating expenses, at $39 million for the quarter, fell almost 5% from the same period in 2001. Expected loan losses were $22 million for the quarter compared to $26 million for the corresponding quarter of 2001.

For the nine months ended July 31, 2002, earnings for Commercial Banking totalled $88 million as against $91 million for the same period in fiscal 2001.

Financial Markets, Treasury and Investment Banking recorded third-quarter earnings of $59 million, or an 11% increase over the corresponding quarter of 2001. Total revenues rose $22 million or 12% to reach $210 million. The increase in revenues was primarily attributable to institutional operations at National Bank Financial. Operating expenses were $107 million this quarter compared to $94 million for the third quarter of 2001, for a 14% increase chiefly related to variable compensation. Expected loan losses were $9 million versus $8 million for the quarter ended July 31, 2001.

Earnings for Financial Markets, Treasury and Investment Banking for the first nine months of the fiscal year amounted to $202 million, up 35% from the $150 million recorded for the same period in 2001.

Revenues

Net interest income, on a taxable equivalent basis, was $358 million compared to $359 million for the corresponding quarter of 2001. Higher net interest income on credit card advances as well as an increase resulting from asset and liability matching activities were offset by a reduction attributable to transaction accounts and lower commercial and corporate loan volumes.

Excluding the impairment charge for an investment, other income, on a taxable equivalent basis, was $446 million versus $453 million for the third quarter of 2001. Trading revenues and gains on securities were down $18 million. However, this decrease was partially offset by higher capital market fees, securitization revenues and foreign exchange gains.

Operating Expenses

Operating expenses for the third quarter of 2002 were $508 million as against $503 million for the corresponding quarter of 2001, representing a 1% increase. Higher compensation expenses were in large part offset by lower expenses for computers and equipment.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter was $62 million versus $130 million for the second quarter and $18 million for the quarter ended July 31, 2001. In the third quarter of 2001, loan losses were chiefly attributable to U.S. commercial lending activities which are now presented under discontinued operations.

As at July 31, 2002, allowances for credit losses exceeded impaired loans by $124 million compared to $92 million as at April 30, 2002, for an improvement of $32 million. At the end of fiscal 2001, net impaired loans stood at $91 million.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 15.7% as at July 31, 2002 versus 15.9% as at April 30, 2002 and 22.4% as at October 31, 2001.

Assets

The Bank had total assets of $72.1 billion as at July 31, 2002 compared to $75.8 billion at the end of fiscal 2001. Loans and bankers' acceptances were down $2.9 billion primarily because of the sale of asset-based lending operations in the United States.

Savings

Total personal savings administered by the Bank amounted to $63.9 billion as at July 31, 2002 compared to $60.8 billion as at October 31, 2001. Savings administered by National Bank Financial accounted for three-quarters of the $3.1 billion increase. Bank deposits, which represent one-third of savings, have risen 2.7% since the beginning of the fiscal year.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.2% and 14.2% respectively as at July 31, 2002 compared to 10.7% and 14.5% as at April 30, 2002 and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the ratios declined primarily because of the repurchase of 2.9 million common shares under the normal course issuer bid.

The improvement in the ratios since October 31, 2001 was due to the reduction in risk-weighted assets, particularly following the sale of U.S. commercial lending operations.

Dividends

At its meeting on August 29, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on November 1, 2002 to shareholders of record on September 26, 2002.

For more information:

Michel Labonté
Senior Vice-President
Finance and Technology
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize and will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions, particularly fluctuations in interest rates, currencies and other financial instruments, market conditions, technological changes or regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

Highlights

(unaudited)	Quarter ended July 31 2002	2001	% change	Nine months ended July 31 2002	2001	% change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	**$ 667**	$ 812	(18)	**$ 2,299**	$ 2,372	(3)
Income before goodwill charges	**26**	148	(82)	**294**	435	(32)
Net income	**26**	143	(82)	**294**	421	(30)
Return on common shareholders' equity before goodwill charges	**2.3 %**	15.9 %		**10.1 %**	16.2 %	
Per common share						
Income before goodwill charges	**$ 0.12**	$ 0.73	(84)	**$ 1.47**	$ 2.15	(32)
Net income	**0.12**	0.70	(83)	**1.47**	2.07	(29)
Dividends paid	**0.24**	0.21	14	**0.69**	0.61	13
Book value				**19.29**	18.57	4
Stock trading range						
High	**33.73**	30.60		**34.93**	31.00	
Low	**29.01**	25.20		**24.70**	23.00	
Close	**31.60**	29.97		**31.60**	29.97	

Financial position (millions of dollars)	July 31 2002	October 31 2001	
Total assets	**$ 72,097**	$ 75,763	(5)
Loans and acceptances	**43,481**	48,062	(9)
Deposits	**51,290**	51,436	–
Subordinated debentures and shareholders' equity	**5,434**	5,763	(6)
Capital ratios - BIS			
Tier 1	**10.2 %**	9.6 %	
Total	**14.2 %**	13.1 %	
Impaired loans, net	**(124)**	91	
Impaired loans, net as a % of net loans and acceptances	**(0.3)%**	0.2 %	
Assets under administration/management	**135,644**	115,086	
Total personal savings	**63,927**	60,783	
Interest coverage	**7.20**	8.74	
Asset coverage	**3.42**	3.55	
Other information			
Number of employees	**17,235**	17,070	1
Number of branches in Canada	**544**	546	–
Number of banking machines	**822**	834	(1)

Consolidated Statement of Income

(taxable equivalent basis) (unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2002	Quarter ended April 30 2002	Quarter ended July 31 2001	Nine months ended July 31 2002	Nine months ended July 31 2001
Interest income and dividends					
Loans	**475**	460	612	**1,431**	1,919
Securities	**127**	133	162	**403**	527
Deposits with financial institutions	**40**	43	70	**137**	226
	642	636	844	**1,971**	2,672
Interest expense					
Deposits	**240**	238	433	**746**	1,468
Subordinated debentures	**28**	27	28	**83**	81
Other	**16**	10	24	**37**	74
	284	275	485	**866**	1,623
Net interest income	**358**	361	359	**1,105**	1,049
Other income					
Capital market fees	**127**	150	123	**405**	381
Deposit and payment service charges	**43**	42	41	**127**	119
Trading activities and gains (losses) on investment account securities, net	**(83)**	56	72	**10**	206
Card service revenues	**16**	12	24	**40**	66
Lending fees	**45**	47	46	**136**	132
Acceptances, letters of credit and guarantee	**17**	14	17	**48**	48
Securitization revenues	**46**	49	41	**141**	104
Foreign exchange revenues	**18**	17	15	**50**	46
Trust services and mutual funds	**25**	23	25	**71**	72
Other	**55**	56	49	**166**	149
	309	466	453	**1,194**	1,323
Total revenues	**667**	827	812	**2,299**	2,372
Provision for credit losses					
Related to regular operations	**62**	130	18	**252**	107
Related to a revision of the estimated allowance	**–**	–	–	**185**	–
	62	130	18	**437**	107
Operating expenses					
Salaries and staff benefits	**279**	286	265	**847**	794
Premises	**47**	45	44	**136**	134
Computers and equipment	**56**	58	65	**171**	179
Communications	**21**	18	17	**57**	53
Other	**105**	84	112	**289**	323
	508	491	503	**1,500**	1,483
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**97**	206	291	**362**	782
Income tax charge	**60**	76	111	**160**	298
	37	130	180	**202**	484
Non-controlling interest	**8**	8	6	**23**	20
Income before discontinued operations and goodwill charges	**29**	122	174	**179**	464
Discontinued operations	**(3)**	–	(26)	**115**	(29)
Income before goodwill charges	**26**	122	148	**294**	435
Goodwill charges	**–**	–	5	**–**	14
Net income	**26**	122	143	**294**	421
Dividends on preferred shares	**4**	5	9	**16**	27
Net income applicable to common shares	**22**	117	134	**278**	394
Number of common shares outstanding (thousands)					
Average - basic	**184,134**	188,794	190,062	**187,782**	189,799
Average - diluted	**185,439**	190,260	191,083	**189,003**	190,744
End of period				**183,256**	190,230
Income before discontinued operations and goodwill charges per common share					
Basic	**0.13**	0.62	0.86	**0.86**	2.30
Diluted	**0.13**	0.62	0.86	**0.86**	2.29
Income before goodwill charges per common share					
Basic	**0.12**	0.62	0.73	**1.47**	2.15
Diluted	**0.11**	0.62	0.73	**1.46**	2.14
Net income per common share					
Basic	**0.12**	0.62	0.70	**1.47**	2.07
Diluted	**0.11**	0.62	0.70	**1.46**	2.07
Dividends per common share	**0.24**	0.24	0.21	**0.69**	0.61

Segment Disclosure

Quarter ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income[1]	**252**	247	**69**	72	**68**	70	**(31)**	(30)	**358**	359
Other income[1]	**228**	234	**39**	36	**142**	118	**(100)**	65	**309**	453
Total revenues	**480**	481	**108**	108	**210**	188	**(131)**	35	**667**	812
Operating expenses	**351**	353	**39**	41	**107**	94	**11**	15	**508**	503
Contribution	**129**	128	**69**	67	**103**	94	**(142)**	20	**159**	309
Provision for credit losses[3]	**23**	22	**22**	26	**9**	8	**8**	(38)	**62**	18
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**106**	106	**47**	41	**94**	86	**(150)**	58	**97**	291
Income taxes[1]	**39**	42	**18**	15	**34**	33	**(31)**	21	**60**	111
Non-controlling interest	**–**	–	**–**	–	**1**	–	**7**	6	**8**	6
Income before discontinued operations and goodwill charges	**67**	64	**29**	26	**59**	53	**(126)**	31	**29**	174
Discontinued operations	**–**	–	**–**	–	**–**	–	**(3)**	(26)	**(3)**	(26)
Income before goodwill charges	**67**	64	**29**	26	**59**	53	**(129)**	5	**26**	148
Average assets	**27,938**	27,660	**10,884**	11,205	**35,656**	36,403	**(6,686)**	(6,731)	**67,792**	68,537

Nine months ended July 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net interest income[2]	**743**	726	**210**	213	**237**	177	**(85)**	(67)	**1,105**	1,049
Other income[2]	**697**	711	**109**	108	**417**	364	**(29)**	140	**1,194**	1,323
Total revenues	**1,440**	1,437	**319**	321	**654**	541	**(114)**	73	**2,299**	2,372
Operating expenses	**1,069**	1,055	**116**	112	**307**	270	**8**	46	**1,500**	1,483
Contribution	**371**	382	**203**	209	**347**	271	**(122)**	27	**799**	889
Provision for credit losses[3]	**72**	71	**63**	62	**24**	22	**278**	(48)	**437**	107
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**299**	311	**140**	147	**323**	249	**(400)**	75	**362**	782
Income taxes[2]	**108**	118	**52**	56	**118**	97	**(118)**	27	**160**	298
Non-controlling interest	**–**	–	**–**	–	**3**	2	**20**	18	**23**	20
Income before discontinued operations and goodwill charges	**191**	193	**88**	91	**202**	150	**(302)**	30	**179**	464
Discontinued operations	**–**	–	**–**	–	**–**	–	**115**	(29)	**115**	(29)
Income before goodwill charges	**191**	193	**88**	91	**202**	150	**(187)**	1	**294**	435
Average assets	**27,858**	27,356	**11,259**	11,552	**37,791**	36,647	**(6,960)**	(6,059)	**69,948**	69,496

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This segment comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $12 million ($13 million in 2001) and other income by $(2) million ($3 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Net interest income was grossed up by $22 million ($37 million in 2001) and other income by $44 million ($19 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

NATIONAL BANK OF CANADA

SUPPLEMENTARY FINANCIAL INFORMATION

THIRD QUARTER 2002 REPORT

For more information:

Michel Labonté, Senior Vice-President Finance and Control, phone: (514) 394-8610, fax: (514) 394-6196

Jean Dagenais, Vice-President and Chief Accountant, phone: (514) 394-6233, fax: (514) 394-6196

Elaine Carr, Director Investor Relations, phone: (514) 394-0296, fax: (514) 394-6196

This document is also available via the Internet on the Bank's web site: www.nbc.ca

Index

FINANCIAL HIGHLIGHTS

	2002				2001				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001	2000
Net income ($000,000)		$25.8	$122.5	$145.9	$142.2	$142.7	$139.7	$138.1	$294.1	$420.5	$562.7	$509.1
Earnings per share - basic		$ 0.12	$ 0.62	$0.73	$ 0.71	$ 0.70	$ 0.69	$0.68	$1.47	$2.07	$2.78	$2.54
- fully diluted		$ 0.11	$ 0.62	$0.73	$ 0.70	$ 0.70	$ 0.69	$0.68	$1.46	$2.07	$2.76	$2.52
Dividend per share		$ 0.24	$ 0.24	$0.21	$ 0.21	$ 0.21	$ 0.21	$0.19	$0.69	$0.61	$0.82	$0.75
Excluding Goodwill												
Net income ($000,000)		$25.8	$122.5	$146.0	$146.9	$147.4	$144.4	$142.7	$294.2	$434.5	$581.3	$528.8
Earnings per share - basic		$0.12	$0.62	$0.73	$0.73	$0.73	$0.71	$0.71	$1.47	$2.15	$2.88	$2.65
- fully diluted		$0.11	$0.62	$0.73	$0.72	$0.73	$0.71	$0.70	$1.46	$2.14	$2.86	$2.62
Return on common shareholders' equity		2.3%	13.1%	15.0%	15.4%	15.9%	16.6%	16.1%	10.1%	16.2%	16.0%	16.0%
Excluding Goodwill/Discontinued operations/Revision of provision estimate/Impairment charge on investment												
Net income ($000,000)		$140.5	$122.6	$145.2	$163.3	$173.5	$146.8	$143.2	$408.4	$463.5	$626.8	$499.5
Earnings per share - basic		$0.74	$0.62	$0.73	$0.81	$0.86	$0.73	$0.71	$2.09	$2.30	$3.11	$2.49
- fully diluted		$0.74	$0.62	$0.73	$0.81	$0.86	$0.72	$0.71	$2.09	$2.29	$3.10	$2.46
Return on common shareholders' equity		15.0%	13.1%	15.0%	17.2%	18.8%	16.8%	16.1%	14.4%	17.2%	17.2%	15.0%
Expense ratio[(1)]		63.26%	59.39%	62.18%	63.27%	61.94%	63.06%	62.62%	61.59%	62.54%	62.72%	65.84%
Average assets ($000,000)		$67,792	$71,072	$71,016	$68,311	$68,537	$70,625	$69,362	$69,948	$69,496	$69,197	$69,840
Net impaired loans as a % of net loans and bankers' acceptances		-0.3%	-0.2%	-0.3%	0.2%	0.2%	0.2%	0.1%	-0.3%	0.2%	0.2%	0.1%
Gross impaired loans/common equity-goodwill+reserves		15.68%	15.88%	13.56%	22.41%	23.16%	23.43%	23.99%	15.68%	23.16%	22.41%	24.38%
Book value		19.29	19.53	19.56	19.04	18.57	18.08	17.57	19.29	18.57	19.04	17.60
Capital ratios - BIS												
Tier 1		10.2%	10.7%	11.1%	9.6%	9.5%	9.1%	8.8%	10.2%	9.5%	9.6%	8.7%
Total		14.2%	14.5%	15.0%	13.1%	12.9%	12.5%	12.1%	14.2%	12.9%	13.1%	11.4%
Tangible Shareholders' equity / Risk weighted assets		7.63%	8.13%	8.31%	7.06%	6.93%	6.62%	6.33%	7.63%	6.93%	7.06%	6.34%
Number of employees		14,530	14,246	14,250	14,320	14,372	14,050	13,904	14,530	14,372	14,320	13,869
Number of branches in Canada		544	544	543	546	549	566	571	544	549	546	586
Number of ATM'S		822	821	837	834	823	826	817	822	823	834	802

(1): In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business. In Q3 2000, the Bank recorded a gain on the sale of a subsidiary of $135.9 million on a tax equivalent basis. Also in Q3 2000,the Bank recorded an amount of $120.4 million for restructuring costs, upgrade of electronic platforms, write-off of integrations costs and for expenses relating to a service contract.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)(thousands)(taxable equivalent basis)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2001	Full Year 2000
Interest Income and Dividends												
Loans	$ -	$ 474,812	$ 459,554	$ 496,485	$ 572,735	$ 612,658	$ 627,355	$ 680,047	$1,430,851	$1,920,060	$ 2,492,795	$ 2,619,843
Securities	-	115,279	127,475	138,319	109,042	149,756	181,729	158,661	381,073	490,146	599,188	647,523
Deposits with regulated financial institutions	-	40,477	43,660	53,577	63,579	69,618	72,713	83,650	137,714	225,981	289,560	232,412
Total Interest Income and Dividends	-	630,568	630,689	688,381	745,356	832,032	881,797	922,358	1,949,638	2,636,187	3,381,543	3,499,778
Interest Expense												
Deposits	-	240,577	237,711	268,128	382,299	433,056	486,501	548,980	746,416	1,468,537	1,850,836	2,105,363
Bank debentures	-	27,294	27,277	28,087	28,061	28,140	28,260	24,877	82,658	81,277	109,338	114,708
Other	-	16,900	9,729	10,437	9,494	23,703	27,228	22,840	37,066	73,771	83,265	89,375
Total Interest Expense	-	284,771	274,717	306,652	419,854	484,899	541,989	596,697	866,140	1,623,585	2,043,439	2,309,446
Tax equivalent adjustment	-	12,148	5,172	4,716	14,073	12,756	12,194	11,895	22,036	36,845	50,918	41,453
Net Interest Income (teb)	-	***357,945***	***361,144***	***386,445***	***339,575***	***359,889***	***352,002***	***337,556***	***1,105,534***	***1,049,447***	***1,389,022***	***1,231,785***
Other Income (teb)	-	308,782	466,142	418,860	535,326	452,556	445,627	424,047	1,193,784	1,322,230	1,857,556	1,940,372
Gross Revenues	-	***666,727***	***827,286***	***805,305***	***874,901***	***812,445***	***797,629***	***761,603***	***2,299,318***	***2,371,677***	***3,246,578***	***3,172,157***
Provision for credit losses	-	62,046	130,048	60,193	98,414	18,559	45,723	42,452	252,287	106,734	205,148	183,738
Provision for credit losses due to revision of estimate	-	-	-	185,000	-	-	-	-	185,000	-	-	-
Non-Interest Expenses	-	508,408	491,359	500,712	505,623	503,240	503,004	476,951	1,500,479	1,483,195	1,988,818	2,119,585
Income Before Income Taxes	-	*96,273*	*205,879*	*59,400*	*270,864*	*290,646*	*248,902*	*242,200*	*361,552*	*781,748*	*1,052,612*	*868,834*
Income taxes (teb)	-	60,457	75,950	23,848	100,709	110,386	94,861	92,442	160,255	297,689	398,398	343,208
Income Before Non-Controlling Interest	-	*35,816*	*129,929*	*35,552*	*170,155*	*180,260*	*154,041*	*149,758*	*201,297*	*484,059*	*654,214*	*525,626*
Non-Controlling Interest	-	7,175	7,340	7,423	6,904	6,747	7,202	6,567	21,938	20,516	27,420	26,139
Net Income before disc. oper. and goodwill charges	***$ -***	***$ 28,641***	***$ 122,589***	***$ 28,129***	***$ 163,251***	***$ 173,513***	***$ 146,839***	***$ 143,191***	***$ 179,359***	***$ 463,543***	***$ 626,794***	***$ 499,487***
Discontinued operations	-	(2,880)	(104)	117,832	(16,377)	(26,140)	(2,459)	(483)	114,848	(29,082)	(45,459)	29,343
Net Income before goodwill charges	***$ -***	***$ 25,761***	***$ 122,485***	***$ 145,961***	***$ 146,874***	***$ 147,373***	***$ 144,380***	***$ 142,708***	***$ 294,207***	***$ 434,461***	***$ 581,335***	***$ 528,830***
Goodwill charges	-	-	-	71	4,677	4,648	4,641	4,653	71	13,942	18,619	19,770
Net Income	***$ -***	***$ 25,761***	***$ 122,485***	***$ 145,890***	***$ 142,197***	***$ 142,725***	***$ 139,739***	***$ 138,055***	***$ 294,136***	***$ 420,519***	***$ 562,716***	***$ 509,060***
Effective Tax Rate	-%	62.8%	36.9%	40.1%	37.2%	38.0%	38.1%	38.2%	44.3%	38.1%	37.8%	39.5%
Dividends on preferred shares	$ -	$ 4,831	$ 4,831	$ 6,831	$ 8,844	$ 8,844	$ 8,844	$ 8,844	$ 16,493	$ 26,532	$ 35,376	$ 27,567
Dividends on common shares	$ -	$ 43,213	$ 45,763	$ 40,009	$ 40,029	$ 39,908	$ 39,843	$ 36,024	$ 128,985	$ 115,775	$ 155,804	$ 141,943
Number of common shares (avg.) (in thousands)	-	184,134	188,794	190,450	190,311	190,062	189,757	189,578	187,793	189,799	189,925	189,212

One-time Items[1]

	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2001	Full Year 2000
Net interest income (teb)	-	-	-	-	-	-	-	-	-	-	-	-
Other income (teb)	-	(137,042)	-	-	75,800	-	-	-	(137,042)	-	75,800	135,900
Provision for credit losses due to revision of estimate	-	-	-	185,000	-	-	-	-	185,000	-	-	-
Non- interest expenses	-	-	-	-	-	-	-	-	-	-	-	120,400
Discontinued operations (after taxes)	-	-	-	119,645	-	-	-	-	119,645	-	-	-

(1): In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million ($111.9 after taxes). In Q1 2002, the Bank recorded a gain of $78.5 million on the sale of the Bank's U.S. asset-based lending operation. As a result of this transaction, the Bank also made a reversal of $65 million of the general allowance for credit loss.These amounts are included in discontinued operations. Also in Q1 2002, the Bank re-assessed the realizable value of its portfolio of impaired loans. As a result a $185 million provision for credit losses was attributable to an adjustment to the estimated allowances required for the impaired loans portfolio. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business. In Q3 2000, the Bank recorded a gain on the sale of a subsidiary of $135.9 million on a tax equivalent basis. Also in Q3 2000, the Bank recorded an amount of $120.4 million for restructuring costs, upgrade of electronic platforms, write-off of integrations costs and for expenses relating to a service contract.

RESULTS OF OPERATIONS AS A PERCENTAGE OF AVERAGE ASSETS

	2002				2001				YTD		Full Year	
(Taxable equivalent basis)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001	2000
in % of average assets												
Net interest income	-	2.10	2.08	2.16	1.97	2.08	2.04	1.93	2.11	2.02	2.01	1.76
Other income	-	1.81	2.69	2.34	3.11	2.62	2.59	2.43	2.28	2.54	2.68	2.78
Provision for credit losses	-	0.36	0.75	1.37	0.57	0.11	0.27	0.24	0.48	0.21	0.30	0.26
Non-interest expenses	-	2.98	2.83	2.80	2.94	2.91	2.92	2.73	2.87	2.85	2.87	3.03
Income taxes	-	0.36	0.44	0.13	0.58	0.64	0.55	0.53	0.31	0.57	0.57	0.49
Non-controlling interest	-	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Income before disc. oper. and amort. of goodwill	-	**0.17**	**0.71**	**0.16**	**0.95**	**1.00**	**0.85**	**0.82**	**0.69**	**0.89**	**0.91**	**0.72**
Discontinued operations	-	(0.02)	(0.00)	0.66	(0.10)	(0.15)	(0.01)	(0.00)	0.22	(0.06)	(0.06)	0.04
Amortization of goodwill	-	-	-	0.00	0.02	0.02	0.02	0.03	0.00	0.02	0.03	0.03
Net income	-	0.15	0.71	0.82	0.83	0.83	0.82	0.79	0.91	0.81	0.82	0.73
Average assets ($000,000)		$67,792	$71,072	$71,016	$68,311	$68,537	$70,625	$69,362	$69,948	$69,496	$69,197	$69,840
Average earning assets ($000,000)		$61,792	$64,163	$64,436	$60,778	$61,358	$63,150	$62,332	$63,456	$62,270	$61,894	$59,884
In % of Average Risk-Weighted Assets												
Net interest income (teb)	-%	3.64%	3.79%	3.90%	3.29%	3.50%	3.50%	3.24%	3.78%	3.41%	3.38%	2.87%
Net income before amortization of goodwill	-%	0.26%	1.28%	1.47%	1.42%	1.43%	1.43%	1.37%	1.00%	1.41%	1.41%	1.23%
Net Income	-%	**0.26%**	**1.28%**	**1.47%**	**1.38%**	**1.39%**	**1.39%**	**1.32%**	**1.00%**	**1.37%**	**1.37%**	**1.19%**
Average Risk-Weighted Assets ($000,000)		$38,977	$39,117	$39,347	$40,936	$40,811	$41,276	$41,387	$39,148	$41,157	$41,101	$42,919
Prime rate		4.20%	3.79%	4.10%	5.52%	6.29%	6.91%	7.48%	4.03%	6.89%	6.55%	7.05%
B/A's 30 days		2.51%	2.11%	2.40%	3.88%	4.57%	5.20%	5.79%	2.34%	5.19%	4.86%	5.45%
Spread	-%	1.69%	1.68%	1.70%	1.64%	1.72%	1.71%	1.69%	1.69%	1.71%	1.69%	1.60%

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001
Personal banking and Wealth Management											
Net interest income		252	241	250	252	247	241	238	743	726	978
Other income		228	235	234	223	234	243	234	697	711	934
Total Income	-	480	476	484	475	481	484	472	1,440	1,437	1,912
Operating expenses		351	362	356	363	353	360	342	1,069	1,055	1,418
Provision for credit losses		23	25	24	26	22	21	28	72	71	97
Earning before income taxes	-	106	89	104	86	106	103	102	299	311	397
Income taxes		39	33	36	27	42	38	38	108	118	145
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-
Earning before disc. oper. and goodwill charges	-	67	56	68	59	64	65	64	191	193	252
Discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Earning before goodwill charges	-	67	56	68	59	64	65	64	191	193	252
Net interest margin		3.58%	3.57%	3.55%	3.60%	3.54%	3.61%	3.49%	3.57%	3.55%	3.56%
Expense ratio		73.1%	76.1%	73.6%	76.4%	73.4%	74.4%	72.5%	74.2%	73.4%	74.2%
Average loans and BA's		27,002	26,799	26,907	26,787	26,684	26,577	26,243	26,904	26,501	26,560
Average assets		27,938	27,699	27,933	27,739	27,660	27,382	27,028	27,858	27,356	27,452

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001
Commercial Banking											
Net interest income		69	70	71	70	72	72	69	210	213	283
Other income		39	34	36	33	36	35	37	109	108	141
Total Income	-	108	104	107	103	108	107	106	319	321	424
Operating expenses		39	39	38	34	41	37	34	116	112	146
Provision for credit losses		22	21	20	19	26	22	14	63	62	81
Earning before income taxes	-	47	44	49	50	41	48	58	140	147	197
Income taxes		18	16	18	18	15	19	22	52	56	74
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-
Earning before disc. oper. and goodwill charges	-	29	28	31	32	26	29	36	88	91	123
Discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Earning before goodwill charges	-	29	28	31	32	26	29	36	88	91	123
Net interest margin		2.52%	2.54%	2.43%	2.53%	2.55%	2.54%	2.31%	2.49%	2.47%	2.57%
Expense ratio		36.1%	37.5%	35.5%	33.0%	38.0%	34.6%	32.1%	36.4%	34.9%	34.4%
Average loans and BA's		10,702	11,158	11,439	10,906	11,057	11,527	11,652	11,099	11,411	10,955
Average assets		10,884	11,310	11,584	10,975	11,205	11,621	11,834	11,259	11,553	11,004

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001
Financial Markets,Treasury and Investment Banking											
Net interest income		68	77	92	54	70	60	47	237	177	231
Other income		142	161	114	151	118	124	122	417	364	515
Total Income	-	210	238	206	205	188	184	169	654	541	746
Operating expenses		107	103	97	107	94	92	84	307	270	377
Provision for credit losses		9	10	5	9	8	4	10	24	22	31
Earning before income taxes	-	94	125	104	89	86	88	75	323	249	338
Income taxes		34	45	39	33	33	34	30	118	97	130
Non-controlling interest		1	1	1	1	-	1	1	3	2	3
Earning before disc. oper. and goodwill charges	-	59	79	64	55	53	53	44	202	150	205
Discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Earning before goodwill charges	-	59	79	64	55	53	53	44	202	150	205
Expense ratio		51.0%	43.3%	47.1%	52.2%	50.0%	50.0%	49.7%	46.9%	49.9%	50.5%
Average loans and BA's		8,421	8,862	8,984	9,219	8,927	10,138	7,906	8,754	8,978	9,095
Average assets		35,656	39,055	38,703	36,108	36,403	38,636	34,966	37,791	36,647	36,459

(in millions of dollars) (taxable equivalent basis)	2002				2001				YTD		Full Year
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001
Other Segments											
Net interest income		(31)	(27)	(27)	(36)	(30)	(21)	(16)	(85)	(67)	(103)
Other income		(100)	36	35	128	65	44	31	(29)	140	268
Total Income	-	(131)	9	8	92	35	23	15	(114)	73	165
Operating expenses		11	(13)	10	2	15	14	17	8	46	48
Provision for credit losses		8	74	196	44	(38)	(1)	(9)	278	(48)	(4)
Earning before income taxes	-	(150)	(52)	(198)	46	58	10	7	(400)	75	121
Income taxes		(31)	(18)	(69)	22	21	4	2	(118)	27	49
Non-controlling interest		7	7	6	7	6	6	6	20	18	25
Earning before disc. oper. and goodwill charges	-	(126)	(41)	(135)	17	31	-	(1)	(302)	30	47
Discontinued operations		(3)	-	118	(16)	(26)	(2)	(1)	115	(29)	(45)
Earning before goodwill charges	-	(129)	(41)	(17)	1	5	(2)	(2)	(187)	1	2
Average loans and BA's		(7,959)	(8,349)	(8,587)	(7,682)	(7,790)	(8,479)	(6,352)	(8,298)	(7,530)	(7,286)
Average assets		(6,686)	(6,992)	(7,204)	(6,511)	(6,731)	(7,014)	(4,466)	(6,960)	(6,060)	(5,718)
Total											
Net interest income	-	358	361	386	340	359	352	338	1,105	1,049	1,389
Other income	-	309	466	419	535	453	446	424	1,194	1,323	1,858
Total Income	-	667	827	805	875	812	798	762	2,299	2,372	3,247
Operating expenses	-	508	491	501	506	503	503	477	1,500	1,483	1,989
Provision for credit losses	-	62	130	245	98	18	46	43	437	107	205
Earning before income taxes	-	97	206	59	271	291	249	242	362	782	1,053
Income taxes	-	60	76	24	100	111	95	92	160	298	398
Non-controlling interest	-	8	8	7	8	6	7	7	23	20	28
Earning before disc. oper. and goodwill charges	-	29	122	28	163	174	147	143	179	464	627
Discontinued operations	-	(3)	-	118	(16)	(26)	(2)	(1)	115	(29)	(45)
Earning before goodwill charges	-	26	122	146	147	148	145	142	294	435	582
Net interest margin		2.10%	2.08%	2.16%	1.96%	2.07%	2.04%	1.93%	2.11%	2.02%	2.01%
Expense ratio		63.3%	59.4%	62.2%	63.3%	61.9%	63.1%	62.6%	61.6%	62.5%	62.7%
Average loans and BA's		38,166	38,470	38,743	39,230	38,878	39,763	39,449	38,460	39,359	39,324
Average assets		67,792	71,072	71,016	68,311	68,537	70,625	69,362	69,948	69,496	69,197

STATEMENT OF INCOME

($000)	2002				2001				YTD		Full Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001	2000
Net Interest Income		$ 12,603	$ 11,883	$ 11,879	$ 27,879	$ 19,651	$ 20,961	$ 26,169	$36,365	$66,781	$ 94,660	$ 73,706
Other Income		165,092	202,897	162,226	136,447	153,434	168,761	147,436	530,215	469,631	606,078	749,123
Commissions		74,112	89,640	74,404	69,699	74,384	83,849	74,904	238,156	233,137	302,836	383,307
Non-Interest Expenses		84,993	77,541	74,959	87,379	78,976	79,818	75,130	237,493	233,924	321,303	302,548
Income Before Income Taxes	-	***18,590***	***47,599***	***24,742***	***7,248***	***19,725***	***26,055***	***23,571***	***90,931***	***69,351***	***76,599***	***136,974***
Income Taxes		7,476	17,036	9,938	(2,246)	5,967	10,629	9,917	34,450	26,513	24,267	63,912
Net Income	-	***11,114***	***30,563***	***14,804***	***9,494***	***13,758***	***15,426***	***13,654***	***56,481***	***42,838***	***52,332***	***73,062***

OTHER INCOME AND TRADING REVENUES

(unaudited) (thousands) (taxable equivalent basis)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4[1]	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2001[1]	Full Year 2000[1]
Other Income												
Deposits and payment service charges	$ -	$ 42,959	$ 42,134	$ 42,063	$ 41,807	$ 40,954	$ 38,942	$ 38,770	$ 127,156	$ 118,666	$ 160,473	$ 154,599
Commissions on loans and bankers' acceptances	-	63,034	60,276	61,176	61,034	62,656	57,695	58,339	184,486	178,690	239,724	231,798
Capital market fees	-	126,743	150,407	127,634	111,590	123,016	137,250	121,131	404,784	381,397	492,987	565,540
Foreign exchange revenues	-	18,657	16,191	15,351	14,990	14,992	13,740	17,154	50,199	45,886	60,876	51,772
Card service revenues	-	15,913	12,052	12,074	19,117	24,442	20,876	21,087	40,039	66,405	85,522	84,666
Trust services	-	11,085	10,496	10,637	10,787	12,241	10,633	11,335	32,218	34,209	44,996	37,992
Mutual funds	-	13,028	12,656	12,614	13,335	12,808	12,171	12,458	38,298	37,437	50,772	48,873
Securization	-	45,466	49,153	46,271	53,590	40,763	34,567	28,189	140,890	103,519	157,109	98,724
Profit & Loss on trading	-	35,807	37,294	27,755	73,174	52,760	50,328	51,103	100,856	154,191	227,365	281,488
Profit & Loss other than trading[1]	-	(119,029)	19,698	7,852	19,505	19,614	15,046	16,946	(91,479)	51,606	71,111	37,258
Other	-	55,119	55,785	55,433	116,397	48,310	54,379	47,535	166,337	150,224	266,621	347,662
Total	$ -	*$ 308,782*	*$ 466,142*	*$ 418,860*	*$ 535,326*	*$ 452,556*	*$ 445,627*	*$ 424,047*	*$ 1,193,784*	*$ 1,322,230*	*$ 1,857,556*	*$ 1,940,372*
As a % of total revenues (TEB)	-%	46.3%	56.3%	52.0%	61.2%	55.7%	55.9%	55.7%	51.9%	55.8%	57.2%	61.2%

(unaudited) (thousands)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	YTD 2002	YTD 2001	Full Year 2001	Full Year 2000
Trading revenues												
Net Interest Income		$ 6,296	$ 6,432	$ 15,054	$ 9,857	$ (488)	$ 5,049	$ (7,124)	$ 27,782	$ (2,563)	$ 7,294	$ (17,763)
Other Income		35,807	37,294	27,755	73,174	52,760	50,328	51,103	100,856	154,191	227,365	281,488
Total	$ -	*$ 42,103*	*$ 43,726*	*$ 42,809*	*$ 83,031*	*$ 52,272*	*$ 55,377*	*$ 43,979*	*$ 128,638*	*$ 151,628*	*$ 234,659*	*$ 263,725*

(1): In Q3 2002, the Bank recorded an impairment charge on investment of $137.0 million. In Q4 2001, the bank recorded a gain of $75.8 million on a tax equivalent basis on the sale of the Bank's merchant card services business. In Q3 2000, the Bank recorded a gain on the sale of a subsidiary of $135.9 million on a tax equivalent basis.

NON-INTEREST EXPENSES

	2002				2001				YTD		Full Year	
(unaudited) (thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001	2000(1)
Non-Interest Expenses												
Salaries and Staff benefits												
Salaries	$ -	$ 169,192	$ 160,569	$ 168,448	$ 174,703	$ 161,178	$ 151,030	$ 155,329	$ 498,209	$ 467,537	$ 642,240	$ 632,130
Commissions	-	74,112	89,640	74,404	69,699	74,384	83,849	74,904	238,156	233,137	302,836	383,307
Pension plan and other staff benefits	-	36,123	35,840	38,724	24,236	30,218	31,486	32,769	110,687	94,473	118,709	113,293
Total Compensation	-	*279,427*	*286,049*	*281,576*	*268,638*	*265,780*	*266,365*	*263,002*	*847,052*	*795,147*	*1,063,785*	*1,128,730*
Premises, Equipment & Furniture												
Rent	-	21,746	21,142	21,336	21,854	20,910	21,672	22,012	64,224	64,594	86,448	83,433
Taxes & insurance	-	4,463	3,882	3,625	3,555	4,145	4,273	3,822	11,970	12,240	15,795	15,990
Maintenance, lighting, heating	-	5,519	7,520	6,103	5,464	5,756	6,445	6,333	19,142	18,534	23,998	25,107
Rental & maintenance of computers	-	56,134	57,978	57,430	56,022	64,974	57,676	55,960	171,542	178,610	234,632	254,700
Depreciation	-	14,378	13,195	12,709	9,056	12,592	12,131	12,485	40,282	37,208	46,264	51,545
Total Premises,Equipment & Furniture	-	*102,240*	*103,717*	*101,203*	*95,951*	*108,377*	*102,197*	*100,612*	*307,160*	*311,186*	*407,137*	*430,775*
Other Expenses												
Professional fees	-	40,902	37,509	34,726	62,307	38,996	39,367	32,924	113,137	111,287	173,594	119,318
Taxes on capital & salaries	-	15,562	15,741	15,880	15,262	17,178	15,998	15,894	47,183	49,070	64,332	68,235
Loan & deposit insurance	-	2,379	5,726	5,632	5,590	5,236	3,533	3,259	13,737	12,028	17,618	13,231
Travel & business development	-	21,454	21,135	17,870	20,050	21,344	20,353	17,872	60,459	59,569	79,619	72,176
Other	-	46,444	21,482	43,825	37,825	46,329	55,191	43,388	111,751	144,908	182,733	287,120
Total Other Expenses	-	*126,741*	*101,593*	*117,933*	*141,034*	*129,083*	*134,442*	*113,337*	*346,267*	*376,862*	*517,896*	*560,080*
TOTAL NON-INTEREST EXPENSES	*$ -*	*$ 508,408*	*$ 491,359*	*$ 500,712*	*$ 505,623*	*$ 503,240*	*$ 503,004*	*$ 476,951*	*$ 1,500,479*	*$ 1,483,195*	*$ 1,988,818*	*$ 2,119,585*

(1): In Q3 2000,the Bank recorded an amount of $120.4 million for restructuring costs, upgrade of electronic platforms, write-off of integrations costs and for expenses relating to a service contract.

PROVISION FOR CREDIT LOSSES

	2002				2001				YTD		Full Year	
(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2002	2001	2001	2000
RETAIL		$16	$17	$15	$17	$13	$12	$20	$48	$45	$62	$56
CREDIT CARD		7	8	9	9	9	9	8	24	26	35	34
COMMERCIAL		21	19	19	17	25	22	14	59	61	78	40
CORPORATE		9	10	10	9	7	4	9	29	20	29	16
REAL ESTATE												
CANADA		1	4	1	2	1	-	-	6	1	3	2
USA		-	(2)	-	-	-	-	-	(2)	-	-	-
Total Real Estate	-	*1*	*2*	*1*	*2*	*1*	-	-	*4*	*1*	*3*	*2*
TREASURY		-	-	(5)	-	1	-	1	(5)	2	2	2
OTHER[1]		16	112	204	48	(32)	6	(3)	332	(29)	19	59
CREDIT CARD SECURIZATION		(8)	(8)	(8)	(4)	(6)	(7)	(6)	(24)	(19)	(23)	(25)
GENERAL		-	(30)	-	-	-	-	-	(30)	-	-	-
Total before Sovereign Risk General Reserve	-	*62*	*130*	*245*	*98*	*18*	*46*	*43*	*437*	*107*	*205*	*184*
SOVEREIGN RISK GENERAL RESERVE	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	*62*	*130*	*245*	*98*	*18*	*46*	*43*	*437*	*107*	*205*	*184*
LOSSES INCLUDED IN DISC. OPERATIONS		(1)	-	(50)	38	52	13	16	(51)	81	119	16
Grand Total	*$ -*	*$ 61*	*$ 130*	*$ 195*	*$ 136*	*$ 70*	*$ 59*	*$ 59*	*$ 386*	*$ 188*	*$ 324*	*$ 200*
As a % of loans and BA's											0.67%	0.40%

Note: The provision for credit losses allocated to each business segment is calculated using the anticipated loss methodology. The difference with actual loan losses is posted in the other segment.

(1): Includes a revision of provision estimate of $185 million in Q1 2002.

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)(millions of dollars)	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1	End Of Year 2001	End Of Year 2000
Assets										
Cash resources		$ 6,891	$ 8,332	$ 9,058	$ 5,832	$ 5,291	$ 6,973	$ 5,906	$ 5,832	$ 5,655
Securities		18,197	17,989	18,836	17,681	16,842	18,214	16,492	17,681	16,835
Loans										
Residential mortgages		12,492	12,211	12,258	11,855	11,906	11,618	11,563	11,855	11,593
Personal and credit cards		5,711	5,971	5,690	5,812	6,132	6,190	6,223	5,812	7,037
Business and government		19,834	18,401	18,308	22,761	22,151	22,175	22,270	22,761	22,712
Securities purchased under reverse repurchase agreements		2,671	5,162	4,730	4,041	3,794	4,219	5,222	4,041	5,397
Total Loans	-	**40,708**	**41,745**	**40,986**	**44,469**	**43,983**	**44,202**	**45,278**	**44,469**	**46,739**
Customers' liability under bankers' acceptances		2,773	3,027	3,033	3,593	3,525	3,752	3,952	3,593	3,640
Assets held for disposal		415	567	610	-	-	-	-	-	-
Other assets		3,113	3,010	3,244	4,188	3,486	3,487	3,618	4,188	2,958
Total Assets	**$ -**	**$ 72,097**	**$ 74,670**	**$ 75,767**	**$ 75,763**	**$ 73,127**	**$ 76,628**	**$ 75,246**	**$ 75,763**	**$ 75,827**
Liabilities										
Deposits										
Personal		$ 22,456	$ 22,572	$ 22,388	$ 21,857	$ 21,635	$ 21,924	$ 21,201	$ 21,857	$ 20,811
Business and government		22,607	21,635	22,121	23,362	22,482	24,160	23,247	23,362	23,855
Deposit-taking institutions		6,227	6,879	6,016	6,217	6,250	6,308	6,018	6,217	5,807
Total Deposits	-	**51,290**	**51,086**	**50,525**	**51,436**	**50,367**	**52,392**	**50,466**	**51,436**	**50,473**
Others										
Acceptances		2,773	3,027	3,033	3,593	3,525	3,752	3,952	3,593	3,640
Other liabilities		12,600	15,012	16,437	14,971	13,584	14,931	15,372	14,971	16,525
Subordinated debentures		1,600	1,630	1,645	1,647	1,627	1,629	1,633	1,647	1,361
Total Others	-	**16,973**	**19,669**	**21,115**	**20,211**	**18,736**	**20,312**	**20,957**	**20,211**	**21,526**
Shareholders' equity										
Preferred shares		300	300	400	492	492	492	492	492	492
Common shares		1,637	1,628	1,672	1,668	1,666	1,659	1,655	1,668	1,653
Retained earnings		1,897	1,987	2,055	1,956	1,866	1,773	1,676	1,956	1,683
Total Shareholders' equity	-	**3,834**	**3,915**	**4,127**	**4,116**	**4,024**	**3,924**	**3,823**	**4,116**	**3,828**
Total Liabilities & Shareholders' Equity	**$ -**	**$ 72,097**	**$ 74,670**	**$ 75,767**	**$ 75,763**	**$ 73,127**	**$ 76,628**	**$ 75,246**	**$ 75,763**	**$ 75,827**
Mortgage securization		$ 5,063	$ 5,161	$ 5,153	$ 5,343	$ 5,174	$ 5,272	$ 5,271	$ 5,343	$ 5,154
Credit card securization		$ 950	$ 950	$ 950	$ 950	$ 900	$ 900	$ 900	$ 950	$ 900
Consumer loans securization		$ 417	$ 534	$ 591	$ 687	$ 499	$ 586	$ 670	$ 687	$ -
Direct loans securization		$ 515	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mutual funds		$ 5,081	$ 5,279	$ 5,101	$ 4,808	$ 4,622	$ 4,481	$ 4,375	$ 4,808	$ 4,362
Securities - excess of market value over book		$ (8)	$ (61)	$ (3)	$ (29)	$ (39)	$ (13)	$ 17	$ (29)	$ 17
Number of shares outstanding (000's)		183,256	185,109	190,500	190,331	190,230	189,822	189,607	190,331	189,474
Domestic Gap < 1 year		578	951	4,369	(191)	573	(303)		(191)	
> 1 year		2,587	2,203	(1,178)	3,132	2,541	3,309		3,132	

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2002				2001				End Of Year	
(unaudited)(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2001	2000
Opening balance		3,915	4,127	4,116	4,024	3,924	3,823	3,828	3,828	3,301
Prior period adjustments		-	-	-	(9)	-	-	(68)	(77)	-
Issuance (redemption) of common shares		9	(44)	4	2	6	4	3	15	12
Issuance of preferred shares		-	-	-	-	-	-	-	-	175
Redemption of preferred shares, Serie 10 and 11		-	(100)	(92)	-	-	-	-	-	-
Net income		26	122	146	142	143	140	138	563	509
Dividends on common shares		(43)	(46)	(40)	(41)	(39)	(40)	(36)	(156)	(142)
Dividends on preferred shares		(5)	(5)	(7)	(8)	(9)	(9)	(9)	(35)	(28)
Income taxes related to dividends on preferred shares, Series 10,11,12 and 13		-	(1)	-	(1)	-	(1)	-	(2)	(1)
Gain (losses) on redemption of subordinated debenture, net of income taxes		-	-	-	-	-	-	(28)	(28)	-
Share issuance expenses, net of income taxes		-	-	-	1	(1)	1	(1)	-	(2)
Unrealized foreign exchange losses, net of income taxes		-	(2)	-	6	-	6	(4)	8	4
Premium paid on common shares purchased for cancellation		(68)	(136)	-	-	-	-	-	-	-
Closing balance		3,834	3,915	4,127	4,116	4,024	3,924	3,823	4,116	3,828
Shareholders' equity										
Preferred shares		300	300	400	492	492	492	492	492	492
Common shares		1,637	1,628	1,672	1,668	1,666	1,659	1,655	1,668	1,653
Retained earnings		1,897	1,987	2,055	1,956	1,866	1,773	1,676	1,956	1,683
Closing balance		3,834	3,915	4,127	4,116	4,024	3,924	3,823	4,116	3,828

(millions of dollars)

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	Total 2002	Total 2001
as at July 31, 2002								
Assets under administration								
Institutional	31,622	4,688	-	-	-	-	36,310	35,080
Personal	-	53,971	-	-	5,438	-	59,409	46,263
Mutual funds	5,940	11	5,081	-	-	-	11,032	9,736
Mortgage loans sold to third parties	-	1,133	-	-	-	5,063	6,196	6,410
Total assets under administration	**37,562**	**59,803**	**5,081**	**-**	**5,438**	**5,063**	**112,947**	**97,489**
Assets under management								
Personal	2,081	-	-	-	-	-	2,081	1,956
Managed portfolios	-	1,200	-	9,583	1,918	-	12,701	12,024
Mutual funds	-	-	-	7,915	-	-	7,915	6,217
Total assets under management	**2,081**	**1,200**	**-**	**17,498**	**1,918**	**-**	**22,697**	**20,197**
Total assets under administration / management	**39,643**	**61,003**	**5,081**	**17,498**	**7,356**	**5,063**	**135,644**	**117,686**

	National Bank Trust Inc.	National Bank Financial & Cie.	National Bank Securities Inc.	Natcan Investment Management Inc.	National Bank Discount Brokerage	Bank excluding subsidairies	2001	2000
as at July 31, 2001								
Assets under administration								
Institutional	33,138	1,942	-	-	-	-	35,080	32,443
Personal	-	41,207	-	-	5,056	-	46,263	49,139
Mutual funds	5,094	20	4,622	-	-	-	9,736	7,735
Mortgage loans sold to third parties	-	1,025	-	-	-	5,385	6,410	5,969
Total assets under administration	**38,232**	**44,194**	**4,622**	**-**	**5,056**	**5,385**	**97,489**	**95,286**
Assets under management								
Personal	1,956	-	-	-	-	-	1,956	2,592
Managed portfolios	-	1,333	-	8,633	2,058	-	12,024	12,844
Mutual funds	-	-	-	6,217	-	-	6,217	4,332
Total assets under management	**1,956**	**1,333**	**-**	**14,850**	**2,058**	**-**	**20,197**	**19,768**
Total assets under administration / management	**40,188**	**45,527**	**4,622**	**14,850**	**7,114**	**5,385**	**117,686**	**115,054**

GROSS IMPAIRED LOANS

	2002				2001				End Of Year	
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2001	2000
RETAIL		$102.6	$138.2	$159.8	$251.4	$241.6	$237.1	$256.4	$251.4	$240.6
COMMERCIAL		265.1	258.2	275.7	398.5	371.1	369.9	422.7	398.5	445.4
CORPORATE		166.0	167.0	37.4	43.5	54.7	56.7	48.2	43.5	89.2
REAL ESTATE										
-Canada		74.0	69.6	69.8	70.4	87.7	64.2	71.3	70.4	78.0
-United States		-	0.4	0.5	3.7	3.5	3.5	12.4	3.7	12.9
Total Real Estate	-	74.0	70.0	70.3	74.1	91.2	67.7	83.7	74.1	90.9
DISCONTINUED OPERATIONS		-	-	-	148.7	173.4	183.6	106.1	148.7	73.3
TREASURY		4.6	5.2	5.3	5.3	5.1	5.1	5.0	5.3	6.2
OTHER		2.9	8.2	11.5	10.5	9.6	9.7	11.7	10.5	11.2
GENERAL ALLOWANCE		-	-	-	-	-	-	-	-	-
PRIVATE RISKS	**-**	**615.2**	**646.8**	**560.0**	**932.0**	**946.7**	**929.8**	**933.8**	**932.0**	**956.8**
DESIGNATED COUNTRIES		24.3	23.3	8.5	38.2	35.7	35.8	36.2	38.2	34.7
TOTAL	**$-**	**$639.5**	**$670.1**	**$568.5**	**$970.2**	**$982.4**	**$965.6**	**$970.0**	**$970.2**	**$991.5**
AS A % OF LOANS AND ACCEPTANCES	**-%**	**1.5%**	**1.5%**	**1.3%**	**2.0%**	**2.1%**	**2.0%**	**2.0%**	**2.0%**	**2.0%**

	2002				2001				End Of Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2001	2000
Opening balance		670	568	970	983	966	970	992	992	1,016
Write-off		(74)	(92)	(323)	(108)	(80)	(105)	(109)	(402)	(257)
Formation		44	194	114	95	97	101	87	380	233
Transfert to assets held for disposal		-	-	(193)	-	-	-	-	-	-
Closing balance		640	670	568	970	983	966	970	970	992

NET IMPAIRED LOANS

	2002				2001				End Of Year	
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2001	2000
RETAIL		$65.5	$81.6	$95.8	$210.7	$200.6	$191.4	$207.4	$210.7	$193.7
COMMERCIAL		122.7	129.2	143.9	210.4	178.1	185.4	211.1	210.4	232.6
CORPORATE		49.0	53.2	20.0	14.5	23.2	25.3	23.1	14.5	23.1
REAL ESTATE										
-Canada		36.6	39.7	39.0	29.2	47.5	23.4	19.3	29.2	26.0
-United States		-	-	-	2.8	2.6	2.6	11.5	2.8	11.9
Total Real Estate	-	36.6	39.7	39.0	32.0	50.1	26.0	30.8	32.0	37.9
DISCONTINUED OPERATIONS		-	-	-	117.3	125.3	145.5	77.2	117.3	51.9
TREASURY		2.8	2.7	2.8	2.8	2.8	2.8	2.6	2.8	2.7
OTHER		2.1	4.3	5.6	3.3	1.4	1.5	1.4	3.3	1.7
GENERAL ALLOWANCE		(405.0)	(405.0)	(435.0)	(500.0)	(500.0)	(500.0)	(500.0)	(500.0)	(500.0)
PRIVATE RISKS	**-**	**(126.3)**	**(94.3)**	**(127.9)**	**91.0**	**81.5**	**77.9**	**53.6**	**91.0**	**43.6**
DESIGNATED COUNTRIES	-	1.9	1.9	-	-	-	-	-	-	-
TOTAL	**$-**	**$(124.4)**	**$(92.4)**	**$(127.9)**	**$91.0**	**$81.5**	**$77.9**	**$53.6**	**$91.0**	**$43.6**
AS A % OF LOANS AND ACCEPTANCES	**-%**	**-0.3%**	**-0.2%**	**-0.3%**	**0.2%**	**0.2%**	**0.2%**	**0.1%**	**0.2%**	**0.1%**

Real Estate	2002				2001			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
CANADA		$448.0	$433.0	$446.0	$434.0	$442.0	$443.0	$462.0
UNITED STATES		69.0	93.0	107.0	111.0	107.0	108.0	116.0
GROSS TOTAL	-	**517.0**	**526.0**	**553.0**	**545.0**	**549.0**	**551.0**	**578.0**
ALLOWANCE FOR LOAN IMPAIRMENT								
- CANADA.		37.4	29.9	30.8	41.2	40.2	40.8	52.0
- U.S.A.		-	0.4	0.5	0.9	0.1	0.9	0.9
ALLOWANCE FOR LOAN IMPAIRMENT	-	**37.4**	**30.3**	**31.3**	**42.1**	**40.3**	**41.7**	**52.9**
NET	**$-**	**$479.6**	**$495.7**	**$521.7**	**$502.9**	**$508.7**	**$509.3**	**$525.1**

Telecom	2002				2001			
Outstanding (millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cable		$122.4	$118.9	$110.0	$169.4	$195.8	$205.9	$198.7
% investment grade		*29.76%*	*30.87%*	*24.73%*	*51.00%*	*46.73%*	*52.85%*	
% non-investment		*70.24%*	*69.13%*	*75.27%*	*49.00%*	*53.27%*	*47.15%*	
% of loans and BA's		*0.27%*	*0.27%*	*0.25%*	*0.35%*	*0.41%*	*0.43%*	*0.41%*
Wireless and Wireline		243.9	242.8	365.9	401.9	335.6	315.7	292.0
% investment grade		*42.46%*	*36.41%*	*63.21%*	*60.00%*	*72.35%*	*65.86%*	
% non-investment		*57.54%*	*63.59%*	*36.79%*	*40.00%*	*27.65%*	*34.14%*	
% of loans and BA's		*0.56%*	*0.54%*	*0.83%*	*0.84%*	*0.71%*	*0.66%*	*0.59%*
Total	-	366.3	361.7	475.9	571.3	531.4	521.6	490.7
% investment grade		*38.22%*	*34.59%*	*54.32%*	*57.33%*	*62.91%*	*60.72%*	*64.80%*
% non-investment		*61.78%*	*65.41%*	*45.68%*	*42.67%*	*37.09%*	*39.28%*	*35.20%*
% of loans and BA's		*0.84%*	*0.81%*	*1.08%*	*1.19%*	*1.12%*	*1.09%*	*1.00%*

	2002				2001			
(millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tier I capital								
Common shareholders' equity		$3,534	$3,615	$3,727	$3,623	$3,532	$3,431	$3,331
Non-cum. preferred shares, permanent		300	300	400	492	492	492	492
Non-controlling interest		18	17	18	11	12	12	11
Innovative instruments		475	471	476	477	460	461	450
Less: goodwill		352	284	284	305	309	314	319
Total Tier I	**$-**	**$3,975**	**$4,119**	**$4,337**	**$4,298**	**$4,187**	**$4,082**	**$3,965**
Tier II capital								
Cumulative preferred shares		$-	$-	$-	$-	$-	$-	$-
Bank debentures		1,540	1,570	1,585	1,595	1,584	1,586	1,573
General provision		341	338	341	391	330	335	338
Total Tier II	**$-**	**$1,881**	**$1,908**	**$1,926**	**$1,986**	**$1,914**	**$1,921**	**$1,911**
Other deductions		297	407	431	408	414	429	417
TOTAL CAPITAL	**$-**	**$5,559**	**$5,620**	**$5,832**	**$5,876**	**$5,687**	**$5,574**	**$5,459**
Risk-adjusted balance sheet items								
Cash resources		$1,405	$1,702	$1,915	$1,187	$892	$1,282	$1,215
Securities		2,213	2,215	2,433	2,686	2,125	1,939	2,296
Mortgage loans		3,787	3,601	3,634	3,486	3,313	3,089	2,963
Other loans		20,683	19,733	19,530	23,421	23,831	24,115	24,327
Other assets		4,568	4,900	4,935	6,572	6,157	6,299	6,230
Total Risk-adjusted balance sheet items	**$-**	**$32,656**	**$32,151**	**$32,447**	**$37,352**	**$36,318**	**$36,724**	**$37,031**
Risk-adjusted off-balance sheet items								
Commitments to extend credit								
L/G, L/C and trans.-related contingent		802	984	816	1,180	1,233	1,199	1,130
Commitments to extend credit		3,901	3,961	4,086	4,415	4,512	4,464	4,503
Interest rate contracts		119	101	110	106	83	116	127
Foreign exchange contracts		283	261	322	374	282	409	319
Equity-linked contracts		51	68	85	70	184	125	119
Commodity		64	58	57	78	171	154	127
Total Risk-adjusted off-balance sheet items	**$-**	**$5,220**	**$5,433**	**$5,476**	**$6,223**	**$6,465**	**$6,467**	**$6,325**
Risk-adjusted market risk items		$1,164	$1,086	$1,061	$1,121	$1,302	$1,537	$1,830
TOTAL RISK-ADJUSTED ASSETS	**$-**	**$39,040**	**$38,670**	**$38,984**	**$44,696**	**$44,085**	**$44,728**	**$45,186**
Risk-adjusted ratios								
Tier I		10.2%	10.7%	11.1%	9.6%	9.5%	9.1%	8.8%
Total		14.2%	14.5%	15.0%	13.1%	12.9%	12.5%	12.1%

(millions of dollars)

	2002				2001				End Of Year	
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	2001	2000
FOREIGN EXCHANGE RELATED CONTRACTS										
Swaps		41,789	41,438	43,935	31,278	36,344	46,581	36,767	31,278	32,196
Options - purchased		7,366	6,246	8,374	9,636	8,878	9,373	7,755	9,636	6,901
- sold		7,667	5,305	7,593	8,075	7,470	8,696	6,976	8,075	6,609
Futures		7,567	6,855	8,877	8,854	5,066	3,834	5,954	8,854	10,484
Total Notional Amount	-	*64,389*	*59,844*	*68,779*	*57,843*	*57,758*	*68,484*	*57,452*	*57,843*	*56,190*
Replacement cost (1)		430	302	419	538	382	651	517	538	560
Future credit risk		517	490	614	602	522	590	548	602	506
Credit equivalent (2)		947	792	1,033	1,141	904	1,241	1,065	1,141	1,066
Risk-weighted equivalent		283	261	322	374	282	410	319	374	331
INTEREST RATE RELATED CONTRACTS										
Swaps		63,871	69,890	72,202	64,011	66,305	63,285	61,701	64,011	58,056
Options - purchased		33,988	35,239	31,786	30,351	26,427	58,207	76,837	30,351	64,074
- sold		31,929	35,669	40,629	53,561	37,294	76,231	90,038	53,561	70,527
Futures		2,962	5,727	5,004	4,531	4,248	3,226	11,176	4,531	10,504
Total Notional Amount	-	*132,750*	*146,525*	*149,621*	*152,454*	*134,274*	*200,949*	*239,752*	*152,454*	*203,161*
Replacement cost (1)		458	314	354	392	247	390	374	392	275
Future credit risk		134	128	125	112	114	108	117	112	104
Credit equivalent (2)		592	442	479	504	361	499	491	504	380
Risk-weighted equivalent		119	101	109	106	83	116	127	106	84
FINANCIAL FUTURES										
Total Notional Amount		*9,939*	*16,762*	*13,286*	*17,520*	*38*	*707*	*10,543*	*17,520*	*11,979*
EQUITY AND COMMODITY CONTRACTS										
Total Notional Amount		*3,621*	*4,086*	*13,901*	*7,759*	*13,958*	*16,540*	*15,075*	*7,759*	*23,063*
Replacement cost (1)		104	130	143	133	378	320	277	133	102
Future credit risk		249	231	690	325	468	366	328	325	376
Credit equivalent (2)		353	361	833	458	846	686	605	458	478
Risk-weighted equivalent		116	127	143	148	355	279	246	148	187
TOTAL DERIVATIVES										
Total Notional Amount	-	*210,699*	*227,217*	*245,587*	*235,576*	*206,028*	*286,680*	*322,822*	*235,576*	*294,393*
Replacement cost (1)	-	992	746	916	1,063	1,007	1,361	1,168	1,063	937
Future credit risk	-	900	849	1,429	1,039	1,104	1,064	993	1,039	986
Credit equivalent (2)	-	1,892	1,595	2,345	2,103	2,111	2,426	2,161	2,103	1,924
Risk-weighted equivalent	-	518	489	574	628	720	805	692	628	602

(1) Gross positive replacement cost after permissible netting

(2) Taking into account permissible netting

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Credit Rating								
Moody's (Long Term Debt Senior)		A1	A1	A1	A1	A1	A1	A1
Standard & Poor's/CBRS (Long Term Debt)		A	A	A	A	A	A	A
DBRS (Debentures)		A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)	A(Low)
Fitch (Long-Term)		A+	A+	A+	A+	A+	A+	A+
Stock Trading Range and Other Informations								
High		$ 33.73	$ 34.93	$ 30.07	$ 30.20	$ 30.60	$ 31.00	$ 29.00
Low		$ 29.01	$ 29.14	$ 24.70	$ 24.25	$ 25.20	$ 26.05	$ 23.00
Close		$ 31.60	$ 33.40	$ 30.00	$ 24.25	$ 29.97	$ 26.45	$ 29.00
Number of registered shareholders		28,750	29,101	29,476	29,708	29,971	30,267	30,535
Valuation								
Market Capitalization (in millions of $)	$ -	$ 5,791	$ 6,183	$ 5,715	$ 4,616	$ 5,701	$ 5,021	$ 5,499
P/E Ratio (Trailing 4 Quarters)	-	14.50	12.10	10.60	8.72	11.02	9.94	11.03
Market price/Book value	-	1.64	1.71	1.53	1.27	1.61	1.46	1.65
Dividend payout (trailing 4 quarters)		41.28%	31.52%	29.68%	29.50%	28.78%	28.06%	27.34%
Dividend yield (annualized)		3.04%	2.87%	2.80%	3.46%	2.80%	3.18%	2.62%

The Common Shares of the Bank as well as the First Preferred Shares, Series 11, 12 and 13 are listed on the Toronto and Vancouver stock exchanges.
The ticker symbols and newspaper abbreviations for the Bank's shares listed are as follow:

	Ticker Symbol	Newspaper Abbreviations	
		Toronto	Vancouver
Common Shares	**NA**	**National Bk**	**National Bk**
First Preferred Shares			
Series 11	NA.PR.H	Natl Bk 11	Natl Bk 11
Series 12	NA.PR.I	Natl Bk 12	Natl Bk 12
Series 13	NA.PR.J	Natl Bk 13	Natl Bk 13

VaR - Global Trading - Q2 2002 to Q3 2002

(Maximum 1-day loss at 99%)


7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
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1-Feb-02
15-Feb-02
1-Mar-02
15-Mar-02
29-Mar-02
12-Apr-02
26-Apr-02
10-May-02
24-May-02
7-Jun-02
21-Jun-02
5-Jul-02
19-Jul-02